This prospectus supplement relates to an effective registration statement under the Securities Act of 1933 but is not complete and may be changed. This prospectus supplement and the accompanying base prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-155522

SUBJECT TO COMPLETION, DATED JANUARY 4, 2011

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated November 20, 2008)

$
Buckeye Partners, L.P.
     % Notes due

We will pay interest on the notes on           and           of each year. The first such payment will be made on          , 2011. The notes will mature on          . The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

We intend to use a portion of the net proceeds from this offering to finance a portion of our pending acquisition of an 80% interest in Bahamas Oil Refining Company International Limited, or BORCO, as described in this prospectus supplement under “Summary — Recent Developments — Summary of Pending Acquisition of BORCO.” If our pending acquisition of an 80% interest in BORCO is not consummated or the sale and purchase agreement providing therefor is terminated on or prior to 5:00 p.m., New York City time, on April 18, 2011, we will be required to redeem all of the notes then outstanding at 101% of their aggregate principal amount, plus accrued and unpaid interest from the date of initial issuance to but excluding the date of redemption. See “Description of the Notes — Special Mandatory Redemption.”

We may redeem the notes, in whole or in part, at any time or from time to time, prior to their maturity at the redemption price described in this prospectus supplement. See “Description of the Notes — Optional Redemption.”

The notes will be senior unsecured indebtedness of Buckeye Partners, L.P. and will rank equally in right of payment to all existing and future unsubordinated indebtedness of Buckeye Partners, L.P. The notes will be effectively junior to all existing and future debt and other liabilities of our subsidiaries.

See “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 3 of the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or the adequacy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Buckeye Partners, L.P.	$	$

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from January   , 2011 and must be paid by the underwriters if the notes are delivered after January   , 2011.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on January   , 2011.

Joint Book-Running Managers

Barclays Capital	SunTrust Robinson Humphrey

Co-Managers

BNP PARIBAS	Deutsche Bank Securities

RBS	Wells Fargo Securities

Prospectus supplement dated January   , 2011

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If information in this prospectus supplement conflicts with information in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying base prospectus and in any free writing prospectus prepared by us or on our behalf. We have not authorized anyone to provide you with different information. We are not making an offer of the notes in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying base prospectus or the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein is accurate as of any date other than its respective date.

SUMMARY

You should carefully read this entire prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference to understand fully the terms of the notes, as well as the tax and other considerations that are important in making your investment decision. Substantially all of the information presented herein regarding BORCO is based on information provided to us by affiliates of First Reserve Corporation, or First Reserve, in connection with our acquisition of an 80% indirect interest in BORCO.

For purposes of this prospectus supplement and the accompanying base prospectus, unless otherwise indicated, the terms “us,” “we,” “our,” the “Partnership” and similar terms refer to Buckeye Partners, L.P., together with our subsidiaries.

Buckeye Partners, L.P.

About the Partnership

We are a publicly traded master limited partnership organized in 1986 under the laws of the State of Delaware. The original Buckeye Pipe Line Company was founded in 1886 as part of the Standard Oil Company and became a publicly owned, independent company after the dissolution of Standard Oil in 1911. Expansion into petroleum products transportation after World War II and acquisitions ultimately led to Buckeye Pipe Line Company becoming a leading independent common carrier pipeline. In 1964, Buckeye Pipe Line Company was acquired by a subsidiary of the Pennsylvania Railroad, which later became the Penn Central Corporation. In 1986, we were created through the reorganization of Buckeye Pipe Line Company into a master limited partnership, Buckeye Partners, L.P. We are publicly traded on the New York Stock Exchange (NYSE: BPL). Buckeye GP LLC, a Delaware limited liability company and our subsidiary, is our general partner.

We have one of the largest independent refined petroleum products pipeline systems in the United States in terms of volumes delivered with approximately 5,400 miles of pipeline and 69 active products terminals that provide aggregate storage capacity of approximately 32 million barrels. In addition, we operate and maintain approximately 2,400 miles of other pipelines under agreements with major oil and gas, petrochemical and chemical companies and perform certain engineering and construction management services for third parties. We also own a major natural gas storage facility in northern California and market refined petroleum products in certain of the geographic areas served by our pipeline and terminalling operations. We operate and report in five business segments: Pipeline Operations; Terminalling & Storage; Natural Gas Storage; Energy Services; and Development & Logistics.

Recent Developments

Acquisition of Buckeye GP Holdings L.P.  On November 19, 2010, we completed the acquisition of all of the economic interest in Buckeye GP Holdings L.P., through which we own our general partner. As part of the acquisition, the incentive compensation agreement (also referred to as the incentive distribution rights) previously held by our general partner was extinguished, and the general partner units previously held by our general partner (representing an approximate 0.5% general partner interest in us) were converted to a noneconomic interest. Buckeye GP Holdings’ unitholders received aggregate consideration of approximately 20 million limited partner units, or LP units, in the Partnership.

Summary of Pending Acquisition of BORCO.  On December 18, 2010, we entered into a sale and purchase agreement with First Reserve, pursuant to which we agreed to acquire First Reserve’s indirect 80% interest in FR Borco Coop Holdings, L.P., or FRBCH, the indirect owner of BORCO, for a base purchase price of approximately $1.36 billion less (i) 80% of FRBCH’s net indebtedness outstanding as of September 30, 2010, or $223.5 million, (ii) estimated Bahamian transfer taxes payable in connection with the transaction of $70.0 million and (iii) 80% of the amount of a payment from FRBCH to Vopak and certain members of BORCO management that will be due five days following closing of the BORCO acquisition.” The base purchase price is subject to further adjustment at closing as provided in the sale and purchase agreement. The final purchase price is payable in a combination of cash and $400 million of newly issued Class B units and

LP units of the Partnership, as described below under “— Acquisition Financing.” In connection with the closing, it is our intention that all of FRBCH’s outstanding net indebtedness ($279.3 million as of September 30, 2010, comprised of $299.9 million of indebtedness for borrowed money, plus $19.2 million of hedges, minus $39.8 million of cash) will be repaid, which payoff will be funded by our contribution to the capital of FRBCH of an amount equal to such net indebtedness, subject to the exercise of preemptive rights by Vopak Bahamas B.V., or Vopak, which owns the remaining 20% interest in FRBCH, to contribute its pro rata portion. The amount of estimated transfer taxes will be escrowed in order to fund the payment of such taxes.

In connection with the closing, we intend to make a contribution of capital to FRBCH in an amount sufficient for FRBCH to repay its net indebtedness and to make a payment to Vopak and certain members of BORCO management that will be due five days following closing of the BORCO acquisition. Under the terms of the BORCO sale and purchase agreement, First Reserve will provide a definitive calculation of this payment prior to closing, 80% of the amount of the payment will be deducted from the purchase price payable to First Reserve, and we have agreed to cause FRBCH to make the payment by the date it is due. If Vopak does not exercise its tag right, Vopak will have preemptive rights to contribute its pro rata portion of any capital contribution to FRBCH. If Vopak does not exercise its preemptive right, we expect to contribute the full amount to fund the payment to Vopak and to permit FRBCH to repay its net indebtedness.

BORCO owns and operates an independent storage terminal with both land and marine operations for crude oil, fuel oil and clean petroleum products in Freeport, Grand Bahama, The Bahamas. Pursuant to the terms of a unitholders and operating agreement, Vopak currently serves as BORCO’s operator. Under the agreement, Vopak has a “tag” right to sell its 20% interest to us at the same proportionate price and on the same terms and conditions as First Reserve, including the same form of consideration (cash and equity). Vopak may exercise this right at any time through January 14, 2011.

Under the sale and purchase agreement, until the fifth anniversary of closing, First Reserve will indemnify us for breaches of First Reserve’s obligations to pay certain fees, transfer taxes and expenses and for certain breaches of representations and warranties of First Reserve.

The sale and purchase agreement contains certain customary representations and warranties and covenants, but does not provide any indemnities other than those described above. Consummation of the BORCO acquisition is subject to customary closing conditions, including obtaining the approvals of certain Bahamian regulatory authorities. There can be no assurance that these closing conditions will be satisfied. We expect to close the BORCO acquisition in the first quarter of 2011.

Acquisition Financing.  We expect to finance the BORCO acquisition through a combination of debt and equity issuances. Our expected sources of funds to buy First Reserve’s 80% interest in FRBCH are:

•	the issuance of an aggregate of $400 million of LP units and Class B units to First Reserve (approximately $150 million of LP units and $250 million of Class B units) pursuant to a unit purchase agreement;

•	the private placement of an aggregate of $425 million of LP units and Class B units to investors (approximately $350 million of LP units and $75 million of Class B units) pursuant to two purchase agreements; and

•	the issuance of $ million of notes offered hereby.

If Vopak exercises its tag right, we expect to finance the purchase of the remaining 20% interest in FRBCH from Vopak with a combination of borrowings under our existing credit facility or bridge loan (as described below) and LP units and Class B units issued to Vopak in an amount proportionate to the equity that will be issued to First Reserve.

The Class B units will represent a separate class of limited partnership interests from the LP units, but will share equally with the LP units with respect to the payment of distributions and in the event of our liquidation. We have the option to pay distributions on the Class B units with cash or by issuing additional Class B units, with the number of Class B units issued based on the volume-weighted average price of the LP units for the ten trading days immediately preceding the date the distributions are declared, less a discount of 15%. The Class B units will convert into LP units on a one-for-one basis on the earlier of (a) the date on which at least 4 million barrels of incremental storage capacity are placed in service by BORCO or (b) the third anniversary of the closing of the BORCO acquisition.

Bridge Commitment.  In connection with the pending BORCO acquisition, we obtained a commitment from the underwriters to arrange certain senior unsecured bridge loans in an aggregate amount up to $595 million (or up to $775 million in the event we also purchase Vopak’s 20% interest in FRBCH and such purchase occurs concurrently with the purchase from First Reserve), or the Committed Amount. The commitment will expire upon the earliest to occur of (i) the termination date as defined in the sale and purchase agreement (as the same may be extended thereunder), (ii) the consummation of the BORCO acquisition, (iii) the termination of the sale and purchase agreement or (iv) April 17, 2011.

The Committed Amount will be reduced by the gross amount of debt we issue prior to the closing of the BORCO acquisition, including the notes offered hereby. This means that the bridge loan commitment does not backstop the equity portion of the purchase price or our equity commitments. As a result, if the equity financings do not close, we may not have sufficient funds available to pay the BORCO purchase price and may have to sell assets in order to satisfy our obligation to close.

BORCO Acquisition Description

Description of BORCO.  BORCO owns a terminal facility located along the Northwest Providence Channel of The Grand Bahama Island, which it uses to operate a fully integrated terminalling business and offers customers storage, berthing, heating, transshipment, blending, treating, bunkering and other ancillary services.

BORCO’s terminal facility includes 80 aboveground storage tanks ranging in capacity from 5,000 to 500,000 barrels with a total installed capacity of 21.6 million barrels. Presently 66 of the 80 tanks are available to serve third parties, as 14 of the tanks (representing only 0.2 million barrels) are dedicated for BORCO’s own use. Of the 66 tanks available to serve third parties, 10 are currently used for the storage of crude oil, 43 for the storage of fuel oil, and 13 for the storage of clean petroleum products, such as gasoline, diesel and certain other distillates. Six of the tanks currently used for crude oil can be converted between crude oil service and fuel oil service. BORCO is prepared to undertake a significant expansion project, which we expect will be phased in over the next two to three years and will add approximately 7.5 million barrels of petroleum product storage, increasing total storage capacity to more than 29 million barrels. The new tankage is expected to be constructed with the flexibility to store fuel oil, clean petroleum products or crude oil. The facility site also has additional unused land available for future expansions, with room to install approximately 13 million barrels of incremental storage capacity, and there is an opportunity to optimize the configuration of a portion of the existing tank area to add approximately 3 million barrels of incremental storage capacity. When the expansion project is completed and if additional storage is installed on the unused land, the total facility storage capacity could be increased to as much as 45 million barrels.

The existing marine infrastructure of BORCO’s terminal facility consists of three deep-water jetties. The jetties are situated in water depths ranging from approximately 42 feet to 100 feet and are approximately 3,000 feet to 4,000 feet from shoreline. After completion of an ongoing refurbishment project on one of the jetties, which is expected to occur in the second half of 2011, the three jetties will provide six deep-water berths that serve as the access points to the storage facilities and are capable of handling vessels over a range of deadweight tonnage, or DWT, from a minimum of 20,000 DWT to a maximum of 500,000 DWT, including both very large crude carriers and ultra large crude carriers.

BORCO’s terminal facility also includes an inland dock with an approximately 650-foot berth located in Freeport Harbor. BORCO currently leases the inland dock from the Freeport Harbor Company under a long-term agreement. The inland dock is in the process of being upgraded, which will include the build-out of a new berth. Upon completion, the inland dock will include two berths capable of handling Panamax vessels of up to 80,000 DWT. Completion of the upgrade of the inland dock is expected to occur in 2011. Upon completion of the jetty refurbishment and inland dock renovation projects, BORCO will have a total of eight berths.

Ancillary services provided by BORCO facilitate customer activities within the tank farm and at the jetties. Onshore activities include heating, blending, and treating of petroleum products. To maintain proper viscosity, 24 of the fuel oil tanks are equipped with heating coil systems. The remaining fuel oil tanks can be heated via external exchangers. Five crude oil tanks can be heated. BORCO regularly premixes certain common fuel blends that meet international standards. BORCO currently uses three tanks for storing pre-blended fuel. All other blends are mixed on an as-requested basis. BORCO offers complete berthing services to vessels loading and unloading at the facility, including piloting, vessel mooring (line handling), tug services and tendering services. Currently, BORCO has its own licensed marine pilots on staff. In addition, BORCO leases four tugs for berthing and discharging services. BORCO also owns three launch vessels used to transport personnel to and from its deep-water jetties. In addition to berthing, offshore services include transshipment and bunkering. Transshipment services allow customers to transfer cargo directly from one vessel to another across the jetties, expediting product movements. Bunkering, the supplying of vessels with fuel, is done primarily by barge while the vessel is anchored offshore or via pipeline when the vessel is berthed at one of the jetties.

BORCO employs a non-union workforce that currently consists of approximately 230 full-time employees and part-time contractors.

Vopak manages certain aspects of BORCO’s business pursuant to an operating agreement that is terminable by us on April 29, 2013 or each successive two year anniversary of such date. The operating agreement is also terminable, among other circumstances, by Vopak prior to April 29, 2013 on 270 days notice and by either party in the event of the other’s default that has not been timely cured. If Vopak exercises its tag right, Vopak will continue to manage such aspects of BORCO’s business under the operating agreement. In addition, so long as Vopak holds at least an indirect 10% interest in BORCO, Vopak has the right to nominate directors to the board of FRBCH and to consent to certain actions proposed to be taken by FRBCH or any of its subsidiaries, including BORCO.

Strategic Rationale.  We believe that the BORCO acquisition will provide several key strategic benefits.

BORCO’s terminal is a premier marine storage facility with a unique position as a strategic logistics hub. The terminal has 21.6 million barrels of storage capacity with deepwater access up to 91 feet and the ability to berth the largest tankers in the world. Located only 80 miles from southern Florida and 920 miles from New York Harbor, BORCO is strategically located to act as a hub in facilitating international logistics for bulk-build, break-bulk and blending operations. No other international commercial storage terminal enjoys BORCO’s proximity to the U.S. demand and supply centers, as well as its scale and comprehensive service offerings.

BORCO has significant contracted cash flows under multi-year contracts with creditworthy customers. BORCO has a customer base that includes oil majors, energy companies, physical traders, and one national oil company.

We believe that BORCO’s customer demand is well in excess of its currently available capacity. BORCO has received strong indications for contract renewals from current customers, and there is a significant backlog of demand from additional potential customers. In addition, BORCO has received significant interest from existing and new customers for the increased storage capacity expected to be constructed at the terminal over the next two to three years.

We believe the BORCO acquisition will support future regional and international growth opportunities. There are potential synergies with our existing assets in the continental United States and our newly acquired refined products terminal in Yabucoa, Puerto Rico, as well as other Caribbean market opportunities.

Business Strategy

Our primary business objective is to generate stable and sustainable cash flows while maintaining a relatively low investment risk profile. Our business strategy to accomplish this objective is to:

•	Maximize utilization of our assets at the lowest cost per unit;

•	Maintain stable long-term customer relationships, including by providing superior customer service;

•	Operate in a safe and environmentally responsible manner;

•	Optimize, expand and diversify our portfolio of energy assets; and

•	Maintain a solid, conservative financial position and our investment-grade credit rating.

Executive Offices

Our principal executive offices are located at One Greenway Plaza, Suite 600, Houston, Texas 77046, and our telephone number is (832) 615-8600.

The Offering

Issuer	Buckeye Partners, L.P.

Securities offered	$ principal amount of % Senior Notes due .

Interest payment dates	and of each year, commencing , 2011.

Maturity date	The notes will mature on , unless earlier redeemed.

Special Mandatory Redemption	If our acquisition of an 80% interest in BORCO is not consummated on or prior to 5:00 p.m., New York City time, on April 18, 2011, we will be required to redeem all of the notes then outstanding at 101% of their aggregate principal amount, plus accrued and unpaid interest from the date of initial issuance to but excluding the date of redemption. See “Description of Notes — Special Mandatory Redemption” in this prospectus supplement.

Optional Redemption	At our option, the notes may be redeemed, in whole or from time to time in part, at any time prior to the date that is three months prior to their maturity date, at the redemption price described under “Description of the Notes — Optional Redemption” in this prospectus supplement.

At any time on or after the date that is three months prior to their maturity date, the notes may be redeemed, in whole or from time to time in part, at our option at par plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Ranking	The notes:

• will be senior unsecured indebtedness of the issuer, ranking equally in right of payment with all of its existing and future unsubordinated debt;

• will be non-recourse to the general partner of the issuer;

• will be senior in right of payment to any future subordinated debt of the issuer;

• will be effectively junior to any secured debt of the issuer to the extent of the collateral securing such debt; and

• will be junior to all existing and future debt and other liabilities of the issuer’s subsidiaries.

Covenants	The notes will be issued under an indenture with U.S. Bank National Association (successor to SunTrust Bank), as trustee, which contains covenants. These covenants restrict our ability, with certain exceptions, to:

• incur debt secured by liens;

• engage in sale/leaseback transactions; or

• merge or consolidate with another entity or sell substantially all of our assets to another entity.

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately $ (after deducting underwriting discounts and estimated offering expenses). We plan to use a portion of the net proceeds from this offering to fund a portion of the purchase price for our pending acquisition of an 80% interest in BORCO. If Vopak exercises its tag right, we plan to use any additional net proceeds from this offering to fund a portion of the purchase price for our acquisition of the remaining 20% interest in BORCO from Vopak. If Vopak does not exercise its tag right, we plan to use such additional proceeds to pay transaction expenses associated with the BORCO acquisition, to fund capital contributions to FRBCH and for general business purposes, including to reduce indebtedness outstanding under our revolving credit facility. Please read “Use of Proceeds” in this prospectus supplement.

Further issuances	We may create and issue further notes ranking equally and ratably with the notes offered by this prospectus supplement in all respects, so that such further notes will be consolidated and form a single series with the notes offered by this prospectus supplement and will have the same terms as to status, redemption or otherwise (except for the issue date and public offering price).

Risk Factors

Investing in the notes involves risks. You should carefully consider the information under the caption “Risk Factors” and all other information in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference before investing in the notes.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges for each of the periods indicated below is as follows:

						Nine Months
						Ended
	Years Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010

Ratio of earnings to fixed charges	2.98	2.90	3.76	3.13	2.58	1.90	3.31

These computations include us and our operating subsidiaries and are based on the historical results of Buckeye Partners, L.P. For these ratios, “earnings” means the sum of the following:

•	income from continuing operations;

•	interest and debt expense; and

•	equity income (greater than) less than distributions.

The term “fixed charges” means the sum of the following:

•	interest and debt expense;

•	equity income (greater than) less than distributions;

•	capitalized interest; and

•	a portion of rents representative of the interest factor.

Our ratio of earnings to fixed charges for each of the periods indicated below would be as follows on:

•	a pro forma basis to give effect to the acquisition of all of the economic interest in Buckeye GP Holdings; and

•	a pro forma basis as adjusted to reflect: (i) the acquisition of an 80% interest in BORCO: (ii) the issuance of LP units and Class B units to First Reserve at the closing of such acquisition: (iii) the private placement of LP units and Class B units; and (iv) the sale of senior notes in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds.”

	Year Ended	Nine Months Ended
	December 31, 2009	September 30, 2010

Pro forma(1)	2.58	3.29
Pro forma as adjusted(1)

(1)	This table should be read in conjunction with our historical consolidated and pro forma financial statements and the notes to those financial statements that are incorporated by reference in this prospectus. We have assumed for purposes of this presentation that Vopak does not exercise its tag right and that Vopak does not exercise its preemptive rights to contribute its pro rata portion of the capital contributions to FRBCH that we expect will be made in connection with or shortly following the closing of the BORCO acquisition. If Vopak were to exercise its tag right, and we were to finance the purchase of the remaining 20% interest in FRBCH from Vopak with a combination of borrowings under our bridge loan and LP units and Class B units placed with Vopak in an amount proportionate to the equity that will be issued to First Reserve, our pro forma as adjusted ratio of earnings to fixed charges would be and for the year ended December 31, 2009 and for the nine months ended September 30, 2010, respectively.

RISK FACTORS

You should carefully consider the risk factors described below, the risk factors beginning on page 27 of our Annual Report on Form 10-K for the year ended December 31, 2009 and on page 57 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as well as the risk factors relating to our business under the caption “Risk Factors” beginning on page 3 of the accompanying base prospectus before making an investment decision. These risks are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. You should consider carefully these risk factors together with all of the other information included in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference in this document before investing in the notes.

Risks Relating to the BORCO Acquisition and Our Business

The closing of the BORCO acquisition, including any acquisition of Vopak’s interest, is not subject to a financing condition and the bridge loans do not backstop the equity portion of the purchase price or our equity commitments.

Obtaining equity or debt financing is not a condition to the completion of the BORCO acquisition, including any acquisition of Vopak’s interest. First Reserve’s agreement to take Class B units and LP units as partial consideration for the acquisition and the equity private placement purchase agreements, the proceeds of which are to fund a portion of the BORCO purchase price, are each subject to certain closing conditions. Furthermore, any obligation of Vopak to accept LP units and Class B units in an amount proportionate to the equity that First Reserve has agreed to accept would be subject to the same or similar closing conditions. However, the bridge loans commitment will be reduced by the gross amount of debt we issue prior to the closing of the BORCO acquisition, including the notes offered hereby. This means that the bridge loan commitment does not backstop the equity portion of the purchase price or our equity commitments. As a result, if the equity financings do not close, we may not have sufficient funds available to pay the BORCO purchase price and may have to sell assets in order to satisfy our obligation to close.

The representations, warranties, and indemnifications by First Reserve are limited in the BORCO sale and purchase agreement and our diligence of BORCO has been limited; as a result, the assumptions on which our estimates of future results of BORCO have been based may prove to be incorrect in a number of material ways, resulting in us not realizing the expected benefits of the BORCO acquisition.

The representations and warranties by First Reserve are limited in the BORCO sale and purchase agreement and our diligence of BORCO has been limited. In addition, the sale and purchase agreement does not provide any indemnities other than those described in “Recent Developments — Summary of Pending Acquisition of BORCO.” As a result, the assumptions on which our estimates of future results of BORCO have been based may prove to be incorrect in a number of material ways, resulting in us not realizing our expected benefits of the BORCO acquisition, including anticipated increased cash flow. The representations, warranties and indemnifications by Vopak would be at least as limited if Vopak were to exercise its “tag” right.

We may not be able to achieve our current expansion plans for BORCO on economically viable terms, if at all. Our current expansion plans include the addition of approximately 7.5 million barrels of flexible petroleum product storage, expected to be phased in over the next two to three years. In connection with this expansion effort, we may encounter difficulties. These risks include the following:

•	unexpected operational events;

•	adverse weather conditions;

•	regulatory hurdles;

•	facility or equipment malfunctions or breakdowns;

•	any rights Vopak may have to block certain decisions relating to our expansion plans;

•	a shortage of skilled labor; and

•	risks associated with subcontractors’ services, supplies, cost escalation and personnel.

Financing the BORCO acquisition will substantially increase our leverage.

We intend to finance the BORCO acquisition, including any acquisition of Vopak’s interest and related fees and expenses, with the proceeds of the issuance of debt and equity, including the private placements of Class B units and LP units described above and the issuance of notes offered hereby, and, to the extent necessary or desirable, with borrowing under our revolving credit facility or the bridge loans. Our total outstanding indebtedness as of December 31, 2010 was approximately $1.81 billion. After our purchase of an 80% interest in BORCO, we expect our total outstanding indebtedness to increase by up to the total principal amount of the notes offered hereby. If we purchase a 100% interest in BORCO, we expect our total outstanding indebtedness to increase by up to $775 million, including the total principal amount of the notes offered hereby. The increase in our indebtedness may reduce our flexibility to respond to changing business and economic conditions or to fund capital expenditures or working capital needs.

The acquisition of BORCO could expose us to additional unknown and contingent liabilities.

The acquisition of BORCO could expose us to additional unknown and contingent liabilities. The BORCO facility was constructed between 1968 and 1975 and was initially constructed and designed to operate as a refinery which was permanently shut down in 1985. We have performed a certain level of diligence in connection with the acquisition of BORCO and have attempted to verify the representations made by First Reserve, but there may be unknown and contingent liabilities related to BORCO of which we are unaware. First Reserve has not agreed to indemnify us for losses or claims relating to the operation of the business or otherwise except to the limited extent described in “Recent Developments — Summary of Pending Acquisition of BORCO.” We could be liable for unknown obligations relating to BORCO for which indemnification is not available, which could materially adversely affect our business, results of operations and cash flow.

BORCO depends on a limited number of customers for substantially all of its revenue, and the loss of any of them could adversely affect our results of operations and cash flow.

Storage revenue represented approximately 80% of BORCO’s total revenue for the nine months ended September 30, 2010. Currently, BORCO has a limited number of long-term storage customers, consisting of oil majors, energy companies, physical traders and one national oil company. For the nine months ended September 30, 2010, approximately 30% and 69% of storage revenue was derived from the top one and the top three customers, respectively. We expect BORCO to continue to derive substantially all of its total revenue from a small number of customers in the future. BORCO may be unsuccessful in renewing its storage contracts with its customers, and those customers may discontinue or reduce contracted storage from BORCO. If any of BORCO’s customers, in particular its top three customers, significantly reduces its contracted storage with BORCO and if BORCO is unable to find other storage customers on terms substantially similar to the terms under BORCO’s existing storage contracts, our business, results of operations and cash flow could be adversely affected.

Following the closing of the BORCO acquisition, we may not own 100% of BORCO, and Vopak may be able to prevent certain business decisions relative to BORCO.

If Vopak does not exercise its tag right and consummate the sale of its 20% interest to us, Vopak will continue to own a 20% interest in BORCO (subject to dilution for failure to fund its pro rata portion of any capital contributions made in the future). Pursuant to the unitholder and operating agreement, Vopak will be entitled to designate certain directors of FRBCH who will have specified approval rights relating to the operations of BORCO. For example, Vopak has the ability to block approval of the annual budget, certain capital expenditure projects and budget modifications, certain incurrences of debt, certain sales and acquisitions, the hiring or removal of the BORCO CEO/general manager and the entry or termination of certain contracts. In addition, any disagreement that we may have with Vopak as operator of BORCO could cause an adverse effect on BORCO and, thereby, our results of operations and cash flow.

BORCO is currently exempt from Bahamian taxation. If BORCO’s tax status in The Bahamas were to change, such that BORCO has more tax liability than we anticipate, our cash flow could be materially adversely affected.

BORCO is currently exempt from income and property tax in The Bahamas pursuant to concessions granted under the Hawksbill Creek Agreement between the Government of the Bahamas and the Grand Bahama Port Authority. BORCO’s exemption from Bahamian taxation pursuant to the Hawksbill Creek Agreement is scheduled to expire in 2015. If the Bahamian governmental authorities do not extend the concessions under the Hawksbill Creek Agreement or BORCO’s tax status in The Bahamas were to otherwise change, such that BORCO has more tax liability than we anticipate, our cash flow could be materially adversely affected.

A substantial amount of the petroleum products handled by BORCO are exported from Venezuela, which exposes us to political risks.

A substantial portion of BORCO’s revenues relate to petroleum products exported from Venezuela by Petróleos de Venezuela, S.A. (commonly referred to as PDVSA). This involvement with products exported from Venezuela exposes BORCO to significant risks, including potential political and economic instability and trade restrictions and economic embargoes imposed by the United States and other countries.

Hurricanes could damage BORCO’s facilities or disrupt BORCO’s operations or the operations of its customers, which could have a material adverse effect on our business, financial results and cash flow.

BORCO’s operations could be impacted by severe weather conditions such as hurricanes. Any such event could cause a serious business disruption or serious damage to the BORCO facilities, which could affect BORCO’s ability to provide terminalling services. Additionally, such events could impact BORCO’s customers, and they may be unable to utilize BORCO’s services. Any such occurrence could have a material adverse effect on our business, financial results and cash flow.

BORCO may be adversely affected by economic, political and regulatory developments.

BORCO’s terminal facility is located in The Bahamas. As a result, we are exposed to the risks of international operations, including political, economic and regulatory developments and changes in laws or policies affecting our terminal operations, as well as changes in the policies of the United States affecting trade, taxation and investment in other countries. Any such developments or changes could have a material adverse effect on our business, results of operations and cash flow.

Compliance with laws and regulations that apply to BORCO increases the cost of doing business and could interfere with our ability to offer services or expose us to fines and penalties. These numerous laws and regulations include the Foreign Corrupt Practices Act and local laws prohibiting corrupt payments to government officials or agents. Although policies designed to ensure compliance with these laws are in place, employees, contractors, or agents may violate the policies. Any such violations could include prohibitions on BORCO’s ability to offer its services and could have a material adverse effect on our business, financial results and cash flow.

We are a holding company and depend entirely on our subsidiaries’ distributions to service our debt obligations.

We are a holding company with no material operations. If we do not receive cash distributions from our subsidiaries, we will not be able to meet our debt service obligations. Approval from the Central Bank of the Bahamas will be required before BORCO can make distributions to us. Our subsidiaries may from time to time incur indebtedness under agreements that contain restrictions which could limit each subsidiary’s ability to make distributions to us.

Risks Related to the Notes

Your ability to transfer the notes at a time or price you desire may be limited by the absence of an active trading market, which may not develop.

The notes will constitute a new issue of securities for which there is no established public market. Although we have registered the offer and sale of the notes under the Securities Act of 1933, we do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system. In addition, although the underwriters have informed us that they intend to make a market in the notes, as permitted by applicable laws and regulations, they are not obliged to make a market in the notes, and they may discontinue their market making activities at any time without notice. An active market for the notes may not develop or, if developed, may not continue. In the absence of an active trading market, you may not be able to transfer the notes within the time or at the price you desire.

You should not purchase the notes unless you understand and know you can bear all of the investment risks involving the notes.

The notes will be unsecured obligations. As such, the notes will be effectively junior to any secured debt we may have, to the existing and future debt and other liabilities of our subsidiaries that do not guarantee the notes and to the existing and future secured debt of any subsidiaries that guarantee the notes.

The notes will be our unsecured debt and will rank equally in right of payment with all of our other existing and future unsubordinated debt. The notes will be effectively junior to all our future secured debt, to the existing and future debt and other liabilities of our subsidiaries that do not guarantee the notes and to the secured debt of any subsidiaries that guarantee the notes. Initially, there will be no subsidiary guarantors of our obligations under the notes, and there may be none in the future. Since our operating subsidiaries will not guarantee the notes offered by us in this prospectus supplement, the notes will be effectively subordinated to all debt of our operating subsidiaries. For example, these notes will be effectively junior to borrowings under our $580 million revolving credit facility that are guaranteed by certain of our subsidiaries and borrowings under Buckeye Energy Services LLC’s, or BES, secured credit facility. Please read “Description of Other Indebtedness.”

If we are involved in any dissolution, liquidation or reorganization, our secured debt holders will be paid before you receive any amounts due under the notes to the extent of the value of the assets securing their debt, and creditors of our subsidiaries may also be paid before you receive any amounts due under the notes. In that event, you may not be able to recover any principal or interest you are due under the notes.

We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the notes or to repay them at maturity.

On a quarterly basis, we distribute 100% of our available cash to our unitholders of record, subject to reasonable reserves as described below. As a result, we do not have the same flexibility as corporations or other entities that do not pay dividends or have complete flexibility regarding the amounts they will distribute to their equity holders. Available cash is generally defined as consolidated cash receipts less consolidated cash expenditures and such retentions for working capital, anticipated cash expenditures and contingencies as our general partner deems appropriate. The timing and amount of our distributions could significantly reduce the cash available to pay the principal, premium (if any) and interest on the notes. The board of directors of our general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating subsidiaries as it determines are necessary or appropriate.

Although our payment obligations to our unitholders are subordinate to our payment obligations to you, the market value of our units may substantially decrease as a result of decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity in sufficient amounts to recapitalize our debt, including the notes.

We could enter into various transactions that could increase the amount of our outstanding debt, adversely affect our capital structure or credit ratings or otherwise adversely affect holders of the notes.

The terms of the notes do not prevent us from entering into a variety of acquisition, change-of-control, refinancing, recapitalization, or other highly leveraged transactions. As a result, we could enter into a variety of transactions that could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or credit ratings or otherwise adversely affect the holders of the notes.

In the event that our pending acquisition of an 80% interest in BORCO is not consummated on or prior to 5:00 p.m., New York City time, on April 18, 2011, we will be required to redeem the notes.

If our pending acquisition of an 80% interest in BORCO is not consummated prior to 5:00 p.m., New York City time, on April 18, 2011, we will be required to redeem all of the notes then outstanding at 101% of their aggregate principal amount, plus accrued and unpaid interest from the date of initial issuance to but excluding the date of redemption. Upon such a redemption, you may not be able to reinvest the proceeds from the redemption in an investment that yields comparable returns. Moreover, you may suffer a loss on your investment if you purchase the notes at a price greater than the redemption amount of the notes. See “Description of Notes — Special Mandatory Redemption.”

To service our indebtedness, we will use a significant amount of cash. Our ability to generate cash to service our indebtedness depends on many factors beyond our control.

Our ability to make payments on our indebtedness, including these notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This ability is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that cash flow generated from our business and other sources of cash, including future borrowings by us under our existing revolving credit facility, will be sufficient to enable us to pay our indebtedness, including the notes and to fund our other liquidity needs.

Our tax treatment depends on our status as a partnership for federal income tax purposes as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes or we were to become subject to additional amounts of entity-level taxation for state tax purposes, then our cash available for payment of principal and interest on the notes would be substantially reduced.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe based upon our current operations that we are so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. If we were required to pay tax on our taxable income, our anticipated cash flow could be materially reduced, which could materially adversely affect our ability to make payments on the notes and our other debt obligations.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. At the federal level, legislation has been proposed that would eliminate partnership tax treatment for certain publicly traded partnerships. Although such legislation would not apply to us as currently proposed, it could be amended prior to enactment in a manner that does apply to us. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. Moreover, any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Any such changes could negatively impact the amount of cash available for payment on the notes and on our other debt obligations. At the state level, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, we are required to pay an entity-level tax on the portion of our gross income apportioned to Texas. Imposition of such a tax on us by any other state will reduce the cash available for payment on the notes and on our other debt obligations.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated below is as follows:

						Nine Months
						Ended
	Years Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010

Ratio of earnings to fixed charges	2.98	2.90	3.76	3.13	2.58	1.90	3.31

These computations include us and our operating subsidiaries and are base on the historical results of Buckeye Partners, L.P. For these ratios, “earnings” means the sum of the following:

•	income from continuing operations;

•	interest and debt expense; and

•	equity income (greater than) less than distributions.

The term “fixed charges” means the sum of the following:

•	interest and debt expense;

•	equity income (greater than) less than distributions;

•	capitalized interest; and

•	a portion of rents representative of the interest factor.

Our ratio of earnings to fixed charges for each of the periods indicated below would be as follows on:

•	a pro forma basis to give effect to the acquisition of all of the economic interest in Buckeye GP Holdings; and

•	a pro forma basis as adjusted to reflect: (i) the acquisition of an 80% interest in BORCO: (ii) the issuance of LP units and Class B units to First Reserve at the closing of such acquisition: (iii) the private placement of LP units and Class B units; and (iv) the sale of senior notes in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds.”

	Year Ended	Nine Months Ended
	December 31, 2009	September 30, 2010

Pro forma(1)	2.58	3.29
Pro forma as adjusted(1)

(1)	This table should be read in conjunction with our historical consolidated and pro forma financial statements and the notes to those financial statements that are incorporated by reference in this prospectus. We have assumed for purposes of this presentation that Vopak does not exercise its tag right and that Vopak does not exercise its preemptive rights to contribute its pro rata portion of the capital contributions to FRBCH that we expect will be made in connection with or shortly following the closing of the BORCO acquisition. If Vopak were to exercise its tag right, and we were to finance the purchase of the remaining 20% interest in FRBCH from Vopak with a combination of borrowings under our bridge loan and LP units and Class B units placed with Vopak in an amount proportionate to the equity that will be issued to First Reserve, our pro forma as adjusted ratio of earnings to fixed charges would be and for the year ended December 31, 2009 and for the nine months ended September 30, 2010, respectively.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $      million (after deducting underwriting discounts and estimated offering expenses). We expect to use a portion of the net proceeds from this offering to fund a portion of the purchase price of our pending acquisition of an 80% interest of BORCO.

If Vopak exercises its tag right, we plan to use any additional net proceeds from this offering to fund a portion of the purchase price for our acquisition of the remaining 20% interest in BORCO from Vopak. If Vopak does not exercise its tag right, we plan to use such additional proceeds to pay transaction expenses associated with the BORCO acquisition, to fund capital contributions to FRBCH and for general business purposes, including to reduce indebtedness outstanding under our revolving credit facility. Should we use such additional proceeds to reduce indebtedness under our revolving credit facility, certain of the underwriters will receive their pro rata portion of such additional proceeds in their capacities as agents and lenders under our revolving credit facility. The maturity date of our revolving credit facility is August 24, 2012, and, as of December 31, 2010, the weighted-average interest rate on borrowings outstanding under this facility was approximately 0.6% and the outstanding balance was approximately $98.0 million. Pending such use, we intend to maintain the proceeds in cash or cash equivalents.

If our pending acquisition of an 80% interest in BORCO is not consummated or the sale and purchase agreement providing therefor is terminated on or prior to 5:00 p.m., New York City time, on April 18, 2011, we will be required to redeem all of the notes then outstanding at 101% of their aggregate principal amount, plus accrued and unpaid interest from the date of initial issuance to but excluding the date of redemption. See “Description of the Notes — Special Mandatory Redemption.”

In addition to the proceeds from this offering, we intend to fund the remaining portion of the purchase price of our pending acquisition of BORCO, including any purchase of Vopak’s 20% interest, as well as transaction costs and expenses, through a combination of private placements of Class B units and LP units and, if necessary, borrowings under our existing credit facility or new bridge loan. See “Summary — Recent Developments — Acquisition Financing.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2010 on:

•	a consolidated historical basis;

•	a pro forma basis to give effect to the acquisition of all of the economic interest in Buckeye GP Holdings; and

•	a pro forma basis as adjusted to reflect (i) the acquisition of an 80% interest in BORCO: (ii) the issuance of LP units and Class B units to First Reserve at the closing of such acquisition: (iii) the private placement of LP units and Class B units; and (iv) the sale of senior notes in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds.”

The historical information presented below reflects the cash and cash equivalents and capitalization of Buckeye GP Holdings, the surviving consolidated entity for accounting purposes after our acquisition of Buckeye GP Holdings. This table should be read in conjunction with our historical consolidated and pro forma financial statements and the notes to those financial statements that are incorporated by reference in this prospectus. We have assumed for purposes of this presentation that Vopak does not exercise its tag right and that Vopak does not exercise its preemptive rights to contribute its pro rata portion of the capital contributions to FRBCH that we expect will be made in connection with or shortly following the closing of the BORCO acquisition.

	As of September 30, 2010
			Buckeye
			Partners,
	Buckeye GP	Buckeye	L.P. Combined
	Holdings L.P.	Partners,	Pro Forma,
	Historical	L.P. Pro Forma	as Adjusted

Cash and cash equivalents	$15,922	$15,922	$

BES Credit Agreement	211,800	211,800	211,800
3.60% ESOP Notes due March 28, 2011	3,076	3,076	3,076

Long-term debt:
4.625% Notes due July 15, 2013	300,000	300,000	300,000
5.300% Notes due October 15, 2014	275,000	275,000	275,000
5.125% Notes due July 1, 2017	125,000	125,000	125,000
6.050% Notes due January 15, 2018	300,000	300,000	300,000
5.500% Notes due August 15, 2019	275,000	275,000	275,000
6.750% Notes due August 15, 2033	150,000	150,000	150,000
% Notes due offered hereby	—	—
Credit Facility	20,000	34,000
Other, including unamortized discounts, premiums and fair value hedges	(3,730)	(3,730)

Total debt	1,656,146	1,670,146

Partners’ capital:
Partners’ capital	238,706	1,349,590	2,163,907
Noncontrolling interests	1,143,855	18,971	303,108

Total partners’ capital	1,382,561	1,368,561	2,467,015

Total capitalization	$3,038,707	$3,038,707	$

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements the general description of the debt securities included in the accompanying base prospectus. You should review this description together with the description of the debt securities included in the accompanying base prospectus. To the extent this description is inconsistent with the description in the accompanying base prospectus, this description will control and replace the inconsistent description in the accompanying base prospectus. As used in this description, the terms “we,” “us” and “our” refer to Buckeye Partners, L.P., and not to any of our subsidiaries or affiliates.

We will issue the notes under an indenture dated July 10, 2003 (as amended and supplemented from time to time, including a supplement setting forth the terms of the notes), between us and U.S. Bank National Association (successor to SunTrust Bank), as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. We have summarized some of the material provisions of the notes and the indenture below. The summary supplements the description of the indenture contained in the accompanying base prospectus, and we encourage you to read that description for additional material provisions that may be important to you. We also urge you to read the indenture because it, and not this description, defines your rights as a holder of notes. The following description of the notes and the description of the indenture contained in the accompanying base prospectus are not complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the indenture. You may request copies of the indenture from us as set forth under “Where You Can Find More Information” in the accompanying base prospectus. Capitalized terms defined in the accompanying base prospectus and the indenture have the same meanings when used in this prospectus supplement.

General Description of the Notes

The notes will be:

•	our senior unsecured indebtedness ranking equally in right of payment with all of our existing and future unsubordinated indebtedness;

•	non-recourse to our general partner;

•	senior in right of payment to any of our future subordinated debt;

•	effectively junior to any of our secured debt to the extent of the collateral securing such debt; and

•	effectively junior to all existing and future debt and other liabilities of our subsidiaries, including our operating subsidiaries. Certain of our operating subsidiaries provide guarantees under our revolving credit facility. One of our subsidiaries, BES, has entered into a secured credit facility.

See “Description of Other Indebtedness.”

The notes will not be guaranteed by any of our subsidiaries or affiliates or any other party. The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. Except to the extent described below, the indenture does not limit our ability or the ability of our subsidiaries to incur additional indebtedness.

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the notes, increase the principal amount of this series of notes under the indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued will have the same form and terms (other than the date of issuance, public offering price and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the notes previously issued, and such additional notes will form a single series with the notes.

Principal, Maturity and Interest

We will issue the notes in an initial aggregate principal amount of $      million. The notes will mature on          ,           . We will issue the notes in denominations of $1,000 and whole multiples of $1,000.

Interest on the notes will accrue at the annual rate of     % and will be payable semi-annually in arrears on           and           of each year, commencing          , 2011. We will make each interest payment to the holders of record at the close of business on the immediately preceding           and           as the case may be.

Interest on the notes will accrue from          , 2011. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Methods of Receiving Payments on the Notes

We will make payments on the notes at the office or agency of the paying agent within the City and State of New York unless we elect to make interest payments by check mailed to you at your addresses set forth in the register of holders.

Structural Subordination

The notes will be “structurally subordinated” to all indebtedness and other liabilities, including deposits, trade payables and lease obligations, of our subsidiaries. This is because our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and thus the right of you as the holder of notes, issued by us, to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including its depositors and trade creditors.

Special Mandatory Redemption

If, for any reason, (1) the pending acquisition of an 80% interest in BORCO is not consummated on or prior to 5:00 p.m., New York City time, on April 18, 2011 or (2) the sale and purchase agreement with First Reserve is terminated on or prior to 5:00 p.m., New York City time, on April 18, 2011, we will be required to redeem all of the notes then outstanding on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price. Notice of a special mandatory redemption will be mailed promptly after the occurrence of the event triggering redemption to each holder of the notes at its registered address. If funds sufficient to pay the Special Mandatory Redemption Price of all of the notes to be redeemed on the Special Mandatory Redemption Date are deposited with the paying agent on or before such Special Mandatory Redemption Date, and certain other conditions are satisfied, on and after such Special Mandatory Redemption Date the notes will cease to bear interest.

For purposes of the foregoing discussion of a special mandatory redemption, the following definitions are applicable:

•	“Special Mandatory Redemption Date” means the earlier to occur of (1) May 18, 2011 if the pending acquisition of an 80% interest in BORCO has not been completed on or prior to 5:00 p.m., New York City time, on April 18, 2011 or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the sale and purchase agreement with First Reserve for any reason.

•	“Special Mandatory Redemption Price” means 101% of the aggregate principal amount of the notes then outstanding, plus accrued and unpaid interest from the date of initial issuance to but excluding the Special Mandatory Redemption Date.

Optional Redemption

The notes will be redeemable, in whole or in part, at our option at any time prior to the date that is three months prior to their maturity at a redemption price equal to the greater of (a) 100% of the principal amount of the notes to be redeemed on that redemption date, and (b) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus           basis points plus, in each case, accrued and unpaid interest to the date of redemption.

At any time on or after the date that is three months prior to their maturity date, the notes will be redeemable, in whole or in part, at our option at par plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

“Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

“Comparable Treasury Price” means, with respect to any date of redemption, (a) the average of the Reference Treasury Dealer Quotations (as defined below) for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Quotation Agent” means Barclays Capital Inc. or another Reference Treasury Dealer (as defined below) appointed by us.

“Reference Treasury Dealer” means (a) Barclays Capital Inc. and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute another Primary Treasury Dealer; and (b) any other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that date of redemption.

Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions thereof called for redemption.

On or before a redemption date, we will deposit with a paying agent (or with the trustee) sufficient money to pay the redemption price and accrued interest on the notes to be redeemed.

In the event that less than all of the notes are to be redeemed at any time, the trustee will select notes (or any portion of notes in integral multiples of $1,000) for redemption in the manner as the trustee shall deem appropriate and fair, in its sole discretion. However, no note with a principal amount of $1,000 or less will be redeemed in part. Notice of redemption will be mailed by first class mail at least thirty (30) days but not more than sixty (60) days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note to be redeemed. On and after the redemption date, interest will cease to accrue on notes or portions of notes called for redemption and accepted for payment.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to you, and we or any of our subsidiaries may act as paying agent or registrar. However, we will at all times maintain an office or agency in The City of New York where the notes may be presented for payment and where we will be required to make such payment in the event of such presentation.

Additional Event of Default

With respect to the notes, the occurrence of any of the following events shall, in addition to the other events or circumstances described in “Events of Default” in the accompanying base prospectus, constitute an Event of Default: default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of us or any of our subsidiaries (or the payment of which is guaranteed by us or any of our subsidiaries), whether such indebtedness or guarantee now exists or is created after the date of issuance of any notes, if (a) that default (x) is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness prior to the expiration of any grace period provided in such indebtedness (a “Payment Default”), or (y) results in the acceleration of the maturity of such indebtedness to a date prior to its originally stated maturity, and, (b) in each case described in clauses (x) or (y) above, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50 million or more.

Covenants

The discussions under “Limitations on Liens” and “Limitations on Sale-Leasebacks” set forth in “Description of Debt Securities” in the accompanying base prospectus will not be applicable to the notes and are replaced in their entirety with the following:

Limitations on Liens

We will not, nor will we permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any lien upon any Principal Property (as defined below) or upon any Capital Interests (as defined below) of any Restricted Subsidiary owning or leasing any Principal Property, whether owned or leased on the date of the indenture or thereafter acquired, to secure any debt of us or any other Person (other than the securities issued under the indenture), without in any such case making effective provision whereby all of the securities outstanding under the indenture shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured. The following are excluded from this restriction:

(1) Permitted Liens (as defined below);

(2) any lien upon any property or assets created at the time of acquisition of such property or assets by us or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

(3) any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

(4) any lien upon any property or assets existing thereon at the time of the acquisition thereof by us or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by us or any Restricted Subsidiary); provided, however, that such lien only encumbers the property or assets so acquired;

(5) any lien upon any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such Person at the time such Person becomes a Restricted Subsidiary;

(6) any lien upon any property or assets of us or any Restricted Subsidiary in existence on the Issue Date (as defined below) or provided for pursuant to agreements existing on the Issue Date;

(7) liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement in an aggregate amount not in excess of $1 million as to which we or the applicable Restricted Subsidiary have not exhausted our or its appellate rights;

(8) any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancings, refundings or replacements) of liens, in whole or in part, referred to in clauses (1) through (7), inclusive, above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of us and our Restricted Subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

(9) any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of us or any Restricted Subsidiary.

Notwithstanding the foregoing, we may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property to secure debt of us or any Person other than the securities issued under the indenture, that is not excepted by clauses (1) through (9), inclusive, above without securing the securities issued under the indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness (as defined below) from Sale-Leaseback Transactions (as defined below), excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below, does not exceed 10% of Consolidated Net Tangible Assets (as defined below).

“Attributable Indebtedness,” when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale-Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the amount determined assuming no such termination.

“Capital Interests” means any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom:

(1) all current liabilities excluding:

•	any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

•	current maturities of long-term debt,

and

(2) the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth on the consolidated balance sheet of us and our consolidated subsidiaries for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

“Issue Date” means with respect to any series of securities issued under the indenture, the date on which securities of that series are initially issued under the indenture.

“Material Adverse Effect” means:

(1) an impairment of the operation by us and our Restricted Subsidiaries of the pipeline systems of us and our Restricted Subsidiaries which materially adversely affects the manner in which such pipeline systems, taken as a whole, have been operated by us and our Restricted Subsidiaries (whether due to damage to, or a defect in the right, title or interest of us or any of our Restricted Subsidiaries in and to, any of the assets constituting such pipeline system or for any other reason);

(2) a material decline in the financial condition or results of operations or business prospects of us and our Restricted Subsidiaries, taken as a whole; or

(3) our inability to make timely payments of principal and interest on the securities issued under the indenture, in each case as a result (whether or not simultaneous) of the occurrence of one or more events and/or the materialization or failure to materialize of one or more conditions and/or the taking of or failure to take one or more actions described in the indenture by reference to a Material Adverse Effect.

“Permitted Liens” means:

(1) liens upon rights-of-way for pipeline purposes;

(2) any statutory or governmental lien or lien arising by operation of law, or any mechanics’, repairmen’s, materialmen’s, suppliers’, carriers’, landlords’, warehousemen’s or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

(3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

(4) liens of taxes and assessments which are:

•	for the then current year,

•	not at the time delinquent, or

•	delinquent but the validity of which is being contested at the time by us or any Restricted Subsidiary in good faith;

(5) liens of, or to secure performance of, leases, other than capital leases;

(6) any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

(7) any lien upon property or assets acquired or sold by us or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

(8) any lien incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

(9) any lien in favor of us or any Restricted Subsidiary;

(10) any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by us or any Restricted Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

(11) any lien securing industrial development, pollution control or similar revenue bonds;

(12) any lien securing debt of us or any Restricted Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such “substantial concurrence,” taking into consideration, among other things, required notices to be given to holders of outstanding securities under the indenture (including the notes) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the indenture (including the notes), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by us or any Restricted Subsidiary in connection therewith;

(13) liens in favor of any Person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

(14) any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations;

(15) any lien or privilege vested in any grantor, lessor or licensor or permittor or for rent or other charges due or for any other obligations or acts to be performed, the payment of which rent or other charges or performance of which other obligations or acts is required under leases, easements, rights-of-way, licenses, franchises, privileges, grants or permits, so long as payment of such rent or the performance of such other obligations or acts is not delinquent or the requirement for such payment or performance is being contested in good faith by appropriate proceedings;

(16) defects and irregularities in the titles to any property which do not have a Material Adverse Effect;

(17) easements, exceptions or reservations in any property of us or any of our Restricted Subsidiaries granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes for the joint or common use of real property, facilities and equipment, which do not have a Material Adverse Effect;

(18) rights reserved to or vested in any grantor, lessor, licensor, municipality or public authority to control or regulate any property of us or any of our Restricted Subsidiaries or to use any such property; provided, that we or such Restricted Subsidiary shall not be in default in respect of any material obligation (except that we or such Restricted Subsidiary may be contesting any such obligation in good faith) to such grantor, lessor, licensor, municipality or public authority; and provided, further, that such control, regulation or use will not have a Material Adverse Effect;

(19) any obligations or duties to any municipality or public authority with respect to any lease, easement, right-of-way, license, franchise, privilege, permit or grant; or

(20) liens or burdens imposed by any law or governmental regulation, including, without limitation, those imposed by environmental and zoning laws, ordinances, and regulations; provided, in each case, we or any of our Restricted Subsidiaries are not in default in any material obligation (except that we or such Restricted Subsidiary may be contesting any such obligation in good faith) to such Person in respect of such property; provided, further, that the existence of such liens and burdens do not have a Material Adverse Effect.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means, whether owned or leased on the date of the indenture or thereafter acquired:

(1) any pipeline assets of us or any Subsidiary (as defined below) of us, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, that are located in the United States of America or any territory or political subdivision thereof; and

(2) any processing or manufacturing plant or terminal owned or leased by us or any Subsidiary of us that is located in the United States or any territory or political subdivision thereof,

except, in the case of either of the foregoing clauses (1) or (2):

•	any such assets consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and

•	any such assets, plant or terminal which, in the good faith opinion of the board of directors of our general partner, is not material in relation to the activities of us or of us and our Subsidiaries, taken as a whole.

“Restricted Subsidiary” shall mean our subsidiaries identified on Exhibit A of the indenture as well as any Subsidiary of us formed after the date of the indenture that has not been designated by the board of directors of our general partner, at its creation or acquisition, as an Unrestricted Subsidiary (as defined below). We may thereafter redesignate an Unrestricted Subsidiary as a Restricted Subsidiary and it will thereafter be a Restricted Subsidiary; provided, that such Restricted Subsidiary may not thereafter be redesignated as an Unrestricted Subsidiary, and provided, further, that no Subsidiary may be designated as an Unrestricted Subsidiary at any time other than at its creation or acquisition.

“Sale-Leaseback Transaction” means the sale or transfer by us or any Subsidiary of us of any Principal Property to a Person (other than us or a Subsidiary of us) and the taking back by us or any Subsidiary of us, as the case may be, of a lease of such Principal Property.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof; or

(2) in the case of a partnership, more than 50% of the partners’ Capital Interests, considering all partners’ Capital Interests as a single class, is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof.

“Unrestricted Subsidiary” shall mean our subsidiaries identified on Exhibit A of the indenture as well as any Subsidiary of us formed after the date of the indenture that has been designated by the board of directors of our general partner as an “Unrestricted Subsidiary” at the time of its creation or acquisition; provided that no debt or other obligation of such Unrestricted Subsidiary may be assumed or guaranteed by us or any Restricted Subsidiary, nor may any asset of us or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, become encumbered or otherwise subject to the satisfaction thereof.

Limitations on Sale-Leasebacks

We will not, and will not permit any Subsidiary of us to, engage in a Sale-Leaseback Transaction, unless:

(1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

(2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

(3) the Attributable Indebtedness from that Sale-Leaseback Transaction is an amount equal to or less than the amount we or such Subsidiary would be allowed to incur as debt secured by a lien on the Principal Property subject thereto without equally and ratably securing the securities issued under the indenture; or

(4) we or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any Pari Passu Debt (as defined below) of us or any Subsidiary of us, or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of us or our Subsidiaries.

Notwithstanding the foregoing, we may, and may permit any Subsidiary of us to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding debt (other than the securities issued under the indenture) secured by liens upon Principal Properties not excepted by clauses (1) through (9), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets.

“Funded Debt” means all debt maturing one year or more from the date of the creation thereof, all debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

“Pari Passu Debt” means any of our Funded Debt, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the securities issued under the indenture.

Additional Covenant

SEC reports; financial statements

Regardless of whether we are then subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (as amended), from and after the Issue Date of the notes, we will electronically file with the SEC, so long as the notes are outstanding, the annual, quarterly and other periodic reports that we are required to file (or would otherwise be required to file) with the SEC pursuant to Sections 13 and 15(d) of the Securities Exchange Act, and such documents will be filed with the SEC on or prior to the respective dates (the “Required Filing Dates”) by which we are required to file (or would otherwise be required to file) such documents, unless, in each case, such filings are not then permitted by the SEC.

If such filings are not then permitted by the SEC, or such filings are not generally available on the internet free of charge, from and after the Issue Date of the notes, we will provide the trustee with, and the trustee will mail to any holder of notes requesting in writing to the trustee copies of, each annual, quarterly and other periodic report specified in Sections 13 and 15(d) of the Securities Exchange Act within 15 days after its Required Filing Date.

Concerning the Trustee

U.S. Bank National Association will act as indenture trustee, authenticating agent, security registrar and paying agent with respect to the notes.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the law of the State of New York.

DESCRIPTION OF OTHER INDEBTEDNESS

As of December 31, 2010, we had outstanding:

•	$300 million of 4.625% notes due 2013;

•	$275 million of 5.300% notes due 2014;

•	$125 million of 5.125% notes due 2017;

•	$300 million of 6.050% notes due 2018;

•	$275 million of 5.500% notes due 2019; and

•	$150 million of 6.750% notes due 2033.

The notes listed above have substantially similar terms, other than maturity and interest rate, to those of the notes described herein, except that the notes listed above are not subject to a special mandatory redemption if the pending BORCO acquisition is not consummated or the sale and purchase agreement providing therefor is terminated on or prior to 5:00 p.m., New York City time, on April 18, 2011 as described in “Description of the Notes — Special Mandatory Redemption” and are not redeemable by us at par on or after the date that is three months prior to their maturity date as described in “Description of the Notes — Optional Redemption.”

We have a borrowing capacity of $580.0 million under an unsecured revolving credit agreement (the “Credit Facility”) with SunTrust Bank, as administrative agent, which may be expanded up to $780.0 million subject to certain conditions and upon the further approval of the lenders. The Credit Facility’s maturity date is August 24, 2012, which may be extended, at our request by acceptance of the lenders, for up to two additional one-year periods. Borrowings under the Credit Facility bear interest under one of two rate options, selected by us, equal to either (i) the greater of (a) the federal funds rate plus 0.5% and (b) SunTrust Bank’s prime rate plus an applicable margin, or (ii) the London Interbank Offered Rate plus an applicable margin. The applicable margin is determined based on the current utilization level of the Credit Facility and ratings assigned by Standard & Poor’s Rating Services and Moody’s Investor Service for our senior unsecured non-credit enhanced long-term debt. As of December 31, 2010 approximately $98.0 million of indebtedness was outstanding under our revolving credit facility. The weighted average interest rate for borrowings under the Credit Facility was 0.6% at December 31, 2010.

BES has a credit agreement (the “BES Credit Agreement”) that provides for borrowings of up to $350.0 million. An accordion feature provides BES the ability to increase the commitments under the BES Credit Agreement to $500.0 million, subject to obtaining the requisite commitments and satisfying other customary conditions. In addition to the accordion, subject to BES’s satisfaction of certain financial covenants, BES may, from time to time, elect to increase or decrease the maximum amount available for borrowing under the BES Credit Agreement in $5.0 million increments, but in no event below $150.0 million or above $500.0 million, subject to getting the requisite commitments of lenders. As of December 31, 2010, approximately $284.3 million of indebtedness was outstanding under the BES Credit Agreement. The maturity date of the BES Credit Agreement is June 25, 2013.

If, in connection with the proposed BORCO Acquisition, we borrow any portion of the Committed Amount of senior unsecured bridge loans, it will be pursuant to a credit agreement (the “Bridge Credit Agreement”) that we expect will contain substantially similar terms to those of the Credit Facility other than with respect to (i) interest rates and fees, (ii) maturity, (iii) mandatory prepayments and (iv) the nature of the borrowings thereunder. Borrowings under the Bridge Credit Agreement will be in the form of term loans advanced in a single draw on the closing date of the Bridge Credit Agreement and will bear interest under one of two rate options, selected by us, equal to either (i) the greatest of (a) the federal funds rate plus 0.5%, (b) Barclays Bank PLC’s prime rate and (c) the one-month reserve adjusted British Bankers Association Interest Settlement Rate 1%, in each case of (a), (b) and (c), plus an applicable margin, or (ii) an average British Bankers Association Interest Settlement Rate (adjusted for applicable reserve requirements) plus an applicable margin. The applicable margins are determined based on ratings assigned by Standard & Poor’s Rating Services and Moody’s Investor Service for our senior unsecured non-credit enhanced long-term debt will be determined on each date of an interest rate change and are subject to increases at each of the three, six and nine month anniversaries of the closing of the Bridge Credit Agreement. The Bridge Credit Agreement will be subject to certain fees and conditions customary for bridge facilities. We will be required to pay down any borrowings under the Bridge Credit Agreement upon the occurrence of any of the following events: (i) the incurrence of certain types of indebtedness for borrowed money, (ii) the issuance of any of our equity securities with certain exceptions, (iii) the receipt of any insurance proceeds or proceeds from the sale or other disposition (subject to certain reinvestment rights and customary exceptions) and (iv) at the lenders’ option upon a change of control. The maturity date of the Bridge Credit Agreement will be 364 days after the closing thereof.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of the notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this document, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the notes.

This discussion is limited to holders who purchase the notes in this offering for a price equal to the issue price of the notes (i.e., the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the notes as capital assets (generally, property held for investment). This discussion does not address the tax considerations arising under U.S. federal estate or gift tax laws or under the laws of any foreign, state, local or other jurisdiction. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities and holders of interests therein.

If an entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership acquiring the notes, you are urged to consult your own tax advisor about the U.S. federal income tax consequences of acquiring, holding and disposing of the notes.

INVESTORS CONSIDERING THE PURCHASE OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES UNDER U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

In certain circumstances (see “Description of Notes — Special Mandatory Redemption” and ‘‘— Optional Redemption”), we may elect to or be obligated to pay amounts on the notes that are in excess of stated interest or principal on the notes. These potential payments may implicate the provisions of the U.S. Treasury

Regulations relating to “contingent payment debt instruments.” We do not intend to treat the possibility of paying such additional amounts as causing the notes to be treated as contingent payment debt instruments. However, additional income will be recognized if any such additional payment is made. It is possible that the IRS may take a different position, in which case a holder might be required to accrue interest income at a higher rate than the stated interest rate and to treat as ordinary interest income any gain realized on the taxable disposition of the note. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Investors should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Tax Consequences to U.S. Holders

You are a “U.S. holder” for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Stated Interest on the Notes

Stated interest on the notes generally will be taxable to you as ordinary income at the time it is received or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Disposition of the Notes

You will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note. This gain or loss will equal the difference between your adjusted tax basis in the note and the proceeds you receive (excluding any proceeds attributable to accrued but unpaid stated interest which will be recognized as ordinary interest income to the extent you have not previously included such amounts in income). The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the note. Your adjusted tax basis in the note will generally equal the amount you paid for the note. The gain or loss will be long-term capital gain or loss if you held the note for more than one year at the time of the sale, redemption, exchange, retirement or other disposition. Long-term capital gains of individuals, estates and trusts generally are subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses may be subject to limitation.

Information Reporting and Backup Withholding

Information reporting will apply to payments of interest on, and the proceeds of the sale or other disposition (including a redemption or retirement) of, notes held by you, and backup withholding may apply to such payments unless you provide the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or you otherwise establish an exemption. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

New Legislation

For taxable years beginning after December 31, 2012, newly enacted legislation is scheduled to impose a 3.8% tax on the “net investment income” of certain United States citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” would generally include gross income from interest, and net gain from the sale, redemption, exchange, retirement or other taxable disposition of a note, less certain deductions.

Tax Consequences to Non-U.S. Holders

You are a “non-U.S. holder” for purposes of this discussion if you are a beneficial owner of notes that is an individual, corporation, estate or trust and is not a U.S. holder.

Stated Interest on the Notes

Payments to you of interest on the notes generally will be exempt from withholding of U.S. federal income tax under the “portfolio interest” exemption if you properly certify as to your foreign status as described below, and:

•	you do not own, actually or constructively, 10% or more of our capital or profits interests;

•	you are not a controlled foreign corporation for U.S. federal income tax purposes that is related to us through sufficient equity ownership;

•	you are not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	interest on the notes is not effectively connected with your conduct of a U.S. trade or business.

The portfolio interest exemption and several of the special rules for non-U.S. holders described below generally apply only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us, or our paying agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to U.S. federal withholding tax at a 30% rate, unless you provide us or our paying agent with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty, or the payments of interest are effectively connected with your conduct of a trade or business in the United States and you meet the certification requirements described below. (See “— Tax Consequences to Non-U.S. Holders — Income or Gain Effectively Connected With a U.S. Trade or Business.”)

Disposition of Notes

You generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note unless:

•	the gain is effectively connected with the conduct by you of a U.S. trade or business (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by you in the United States); or

•	you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to U.S. federal income tax in the same manner as a U.S. holder (See “— Tax Consequences to Non-U.S. Holders — Income or Gain Effectively Connected With a U.S. Trade or Business”). If you are a non-U.S. holder described in the second bullet point above, you generally will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale or other disposition, which may be offset by U.S. source capital losses.

Income or Gain Effectively Connected with a U.S. Trade or Business

If any interest on the notes or gain from the sale, exchange or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment in the United States), then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates. Effectively connected income will not be subject to U.S. withholding tax if you satisfy certain certification requirements by providing to us or our paying agent a properly executed IRS Form W-8ECI (or successor form). If you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business may also be subject to a “branch profits tax” at a 30% rate, although an applicable income tax treaty may provide for a lower rate.

Information Reporting and Backup Withholding

Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you.

United States backup withholding tax generally will not apply to payments to you of interest on a note if the statement described in “Tax Consequences to Non-U.S. Holders — Stated Interest on the Notes” is duly provided or you otherwise establish an exemption, provided that we do not have actual knowledge or reason to know that you are a United States person.

Payment of the proceeds of a disposition of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the disposition of a note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the disposition of a note effected outside the United States by such a broker if it is:

•	a United States person;

•	a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE EACH PROSPECTIVE INVESTOR TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Principal
Underwriters	Amount of Notes

Barclays Capital Inc.	$
SunTrust Robinson Humphrey, Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
RBS Securities Inc.
Wells Fargo Securities, LLC

Total	$

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to     % of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the public offering price of up to     % of the principal amount of notes. If all the notes are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms.

The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $250,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 as amended.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters and their respective affiliates are agents and lenders under our revolving credit facility and the BES Credit Agreement. If Vopak does not exercise its tag right, and we use the additional proceeds of this offering to reduce indebtedness under our revolving credit facility, certain of the underwriters will receive their pro rata portion of such additional proceeds in their capacities as agents and lenders under our revolving credit facility. The underwriters have also provided us with a commitment to arrange senior unsecured bridge loans in an aggregate amount up to $595 million (or up to $775 million in the event we also purchase Vopak’s 20% interest in FRBCH) in connection with the BORCO acquisition. The Committed Amount will be reduced by the gross amount of debt we issue prior to the closing of the BORCO acquisition, including the notes offered hereby.

LEGAL MATTERS

The validity of the notes is being passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The consolidated financial statements, incorporated in this prospectus supplement by reference from the Buckeye Partners, L.P. Annual Report on Form 10-K, and the effectiveness of Buckeye Partners, L.P. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of FR Borco Topco, L.P. and subsidiaries for the year ended December 31, 2009 and the period from February 7, 2008 through December 31, 2008, incorporated in this prospectus supplement by reference from the Buckeye Partners, L.P. Current Report on Form 8-K filed on January 4, 2011, have been audited by KPMG Accountants N.V., independent auditors, as stated in their report which is also incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports with and furnish other information to the Securities and Exchange Commission, or the SEC. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement and the accompanying base prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying base prospectus. Information that we file later with the SEC (which does not include any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) will automatically update and may replace information in this prospectus supplement and the accompanying base prospectus, and information previously filed with the SEC. In addition to the documents listed in “Where You Can Find More Information” on page 4 of the accompanying base prospectus, we incorporate by reference the documents listed below:

•	The Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 26, 2010, as amended by the Annual Report on Form 10-K/A for the year ended December 31, 2009, filed on August 26, 2010;

•	The Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 7, 2010, as amended by the Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2010, filed on August 26, 2010, Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed on August 6, 2010 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed on November 8, 2010;

•	Current Reports on Form 8-K/A filed on April 4, 2008 and December 6, 2010 and Form 8-K filed on February 5, 2010 (excluding any information furnished pursuant to Item 2.02), March 15, 2010 (excluding any information furnished pursuant to Item 7.01), April 20, 2010 (excluding any information furnished pursuant to Item 7.01), May 11, 2010 (excluding any information furnished pursuant to Item 2.02), June 11, 2010 (excluding any information furnished pursuant to Item 7.01), July 1, 2010,

August 10, 2010 (excluding any information furnished pursuant to Item 2.02), August 11, 2010, August 20, 2010, September 1, 2010 (excluding any information furnished pursuant to Item 7.01), November 3, 2010, November 9, 2010, November 22, 2010 (excluding any information furnished pursuant to Item 2.02), November 26, 2010, December 2, 2010, December 21, 2010 (excluding any information furnished pursuant to Item 7.01) and January 4, 2011.

If information in incorporated documents conflicts with information in this prospectus supplement or the accompanying base prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

You may request a copy of any document incorporated by reference in this prospectus supplement or the accompanying base prospectus, at no cost, by writing or calling us at the following address:

One Greenway Plaza
Suite 600
Houston, Texas 77046
(832) 615-8600
Attention: Investor Relations

PROSPECTUS

Buckeye Partners, L.P.
Limited Partnership Units
Debt Securities

We may offer limited partnership units and debt securities from time to time. This prospectus describes the general terms of, and the general manner in which we will offer these securities.

You should read this prospectus and the applicable prospectus supplement and the documents incorporated by reference herein and therein carefully before you invest in our securities. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Our limited partnership units are traded on the New York Stock Exchange under the symbol “BPL.”

Investing in our securities involves a high degree of risk. Limited partnerships are inherently different from corporations. You should carefully consider each of the factors referred to under “Risk Factors” on page 3 of this prospectus, contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS NOVEMBER 20, 2008

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement, as well as the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. As used in this prospectus, the “Partnership,” “we,” “our,” “us,” or like terms mean Buckeye Partners, L.P. References to “Buckeye GP,” “the general partner,” or “our general partner” refer to Buckeye GP LLC, the general partner of the Partnership. References to our “operating partnerships” includes, collectively, Buckeye Pipe Line Company, L.P., Buckeye Pipe Line Holdings, L.P., Everglades Pipe Line Company, L.P. and Laurel Pipe Line Company, L.P., each a Delaware limited partnership.

The information in this prospectus is accurate as of its date. Therefore, before you invest in our securities, you should carefully read this prospectus and any prospectus supplement relating to the securities offered to you together with the additional information described under the heading “Where You Can Find More Information.”

ABOUT BUCKEYE PARTNERS, L.P.

We are a publicly traded master limited partnership organized in 1986 under the laws of the State of Delaware. Our principal lines of business are the transportation, terminalling and storage of refined petroleum products and natural gas in the United States and the marketing of refined petroleum products in certain of the geographic areas served by our transportation, terminalling and storage operations.

Our principal executive offices are located at Five TEK Park, 9999 Hamilton Blvd., Breinigsville, Pennsylvania 18031, and our telephone number is (610) 904-4000. Our website is located at http://www.buckeye.com. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless specifically so designated and filed with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s website at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or on our website at http://www.buckeye.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless specifically so designated and filed with the SEC.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, (excluding those furnished to the SEC on Form 8-K) are incorporated by reference in this prospectus.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 (on Forms 10-Q and 10-Q/A); June 30, 2008; and September 30, 2008;

•	Current Reports on Form 8-K filed on January 2, 2008; January 11, 2008; January 18, 2008 (excluding Item 7.01 and Exhibit 99.1 thereto); January 25, 2008 (excluding Item 2.02 and Exhibit 99.1 thereto); January 28, 2008; February 8, 2008 (excluding Item 7.01 and Exhibit 99.1 thereto); March 4, 2008; March 5, 2008; March 19, 2008 (excluding Item 7.01 and Exhibit 99.1 thereto); March 24, 2008 (on Forms 8-K and 8-K/A); April 4, 2008; April 15, 2008; April 16, 2008; April 30, 2008 (excluding Item 2.02 and Exhibit 99.1 thereto); May 22, 2008 (excluding Item 7.01 and Exhibit 99.1 thereto); May 23, 2008; July 22, 2008; July 30, 2008 (excluding Item 2.02 and Exhibit 99.1 thereto); October 16, 2008; October 29, 2008 (excluding Item 2.02 and Exhibit 99.1 thereto); November 10, 2008; and November 10, 2008; and

•	The description of our limited partnership units contained in the Registration Statement on Form 8-A, filed August 9, 2005.

You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

Five TEK Park
Attn: Investor Relations
9999 Hamilton Blvd.
Breinigsville, Pennsylvania 18031
(610) 904-4000

You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than its respective date.

RISK FACTORS

An investment in our securities involves a significant degree of risk. Before you invest in our securities you should carefully consider those risks discussed in the “Forward-Looking Statements” section of this prospectus, the risk factors included in our most recent Annual Report on Form 10-K, as supplemented by our Quarterly Reports on Form 10-Q, each of which is incorporated herein by reference, and those risk factors that may be included in any applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference in evaluating an investment in our securities.

If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, results of operations and cash flow could be materially adversely affected. In that case, we may be unable to pay distributions to our unitholders, or pay interest on, or the principal of, any debt securities. In that event, the trading price of our securities could decline and you could lose all or part of your investment.

FORWARD-LOOKING STATEMENTS

Some of the information contained in or incorporated by reference in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “anticipate,” “continue,” “estimate,” “expect,” “may,” “believe,” “will,” or other similar words, although some forward-looking statements are expressed differently. These statements discuss future expectations and contain projections. Specific factors that could cause actual results to differ from those in the forward-looking statements include, but are not limited to: (1) price trends and overall demand for petroleum products and natural gas in the United States in general and in our service areas in particular (economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demands); (2) competitive pressures from other transportation services or alternative fuel sources; (3) changes, if any, in laws and regulations, including, among others, safety, tax and accounting matters or Federal Energy Regulatory Commission regulation of our tariff rates; (4) liabilities for environmental claims; (5) security issues affecting our assets, including, among others, potential damage to our assets caused by vandalism, acts of war or terrorism; (6) construction costs, unanticipated capital expenditures and operating expenses to repair or replace our assets; (7) availability and cost of insurance on our assets and operations; (8) our ability to successfully identify and complete strategic acquisitions and make cost saving changes in operations; (9) expansion in the operations of our competitors; (10) our ability to integrate any acquired operations into our existing operations and to realize anticipated cost savings and other efficiencies; (11) shut-downs or cutbacks at major refineries that use our services; (12) deterioration in our labor relations; (13) changes in real property tax assessments; (14) regional economic conditions; (15) disruptions to the air travel system; (16) interest rate fluctuations and other capital market conditions; (17) market conditions in our industry; (18) credit risks associated with our customers; (19) conflicts of interest between us, our general partner, the owner of our general partner and its affiliates; (20) the treatment of us as a corporation for federal income tax purposes or if we become subject to entity-level taxation for state tax purposes; and (21) the impact of government legislation and regulation on us.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Forward-looking statements speak only as of the date of this prospectus or, in the case of forward-looking statements contained in any document incorporated by reference, the date of such document and we expressly disclaim any obligation or undertaking to update these statements to reflect any change in our expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is based.

Forward-looking statements speak only as of the date of this prospectus or, in the case of forward-looking statements contained in any document incorporated by reference, the date of such document and we expressly disclaim any obligation or undertaking to update these statements to reflect any change in our expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is based.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of consolidated earnings to fixed charges for the periods presented:

Twelve Months Ended December 31,					Nine Months Ended September 30,
2003	2004	2005	2006	2007	2007	2008

2.15	3.62	2.98	2.90	3.76	3.50	3.07

For purposes of calculating the ratio of consolidated earnings to fixed charges:

•	“earnings” is the aggregate of the following items: pre-tax income or loss from continuing operations before income or loss from equity investees; plus fixed charges; plus distributed income of equity investees; less our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; and less capitalized interest; and

•	“fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the securities covered by this prospectus for general partnership purposes, including repayment of debt, acquisitions and capital expenditures and additions to working capital.

The actual application of proceeds we receive from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering.

DESCRIPTION OF THE LIMITED PARTNERSHIP UNITS

General

As of November 18, 2008, there were issued and outstanding 48,372,346 limited partnership units representing an approximate 99% limited partnership interest in us and 243,914 GP units. The limited partnership units and the 243,914 GP units generally participate pro rata in our income, gains, losses, deductions, credits and distributions, subject to the general partner interest represented by the Incentive Compensation Agreement described below.

We currently have a unit option and distribution equivalent plan which authorizes the granting of options to purchase up to 1,400,000 limited partnership units to selected employees of Buckeye Pipe Line Services Company. As of November 18, 2008, there were 466,000 limited partnership units issuable upon the exercise of options granted under this plan.

The rights of the holders of the limited partnership units are governed by the terms of our partnership agreement and the Fifth Amended and Restated Incentive Compensation Agreement, or the Incentive Compensation Agreement, dated August 9, 2006, between us and our general partner.

Liquidation

In the event of a liquidation, dissolution and winding up of the Partnership, the limited partnership units, along with the GP units, will be entitled to receive pro rata, to the extent of positive balances in their respective capital accounts, any assets remaining after satisfaction of our liabilities and establishment of reasonable reserves.

Voting

Each holder of limited partnership units is entitled to one vote for each limited partnership unit on all matters submitted to a vote of the unitholders. Certain events, as more fully described in our partnership agreement, require the approval of the limited partners holding in the aggregate at least two-thirds of the outstanding limited partnership units. Other events, as more fully described in our partnership agreement, require the approval of the limited partners holding in the aggregate at least 80% of the outstanding limited partnership units.

Incentive Compensation

The Incentive Compensation Agreement between us and our general partner provides that if a quarterly cash distribution exceeds a target of $0.325 per limited partnership unit, we will pay our general partner, for each outstanding limited partnership unit (other than the 2,573,146 limited partnership units initially issued to Buckeye Pipe Line Services Company), incentive distributions equal to increasing percentages of such cash distributions as the amount of cash distributions paid by us to our limited partners meet certain target distribution levels. These incentive distributions are described more fully in “How We Make Cash Distributions — Incentive Distribution Rights.”

No Preemptive Rights

No person is entitled to preemptive rights in respect of issuances of securities by us.

Amendments to the Terms of the Registrant’s Limited Partnership Units

Without the consent of the limited partners holding in the aggregate at least a majority of the outstanding limited partnership units, our general partner may not amend our partnership agreement unless the amendment, in the good faith opinion of our general partner, does not adversely affect the limited partners in any material respect.

Without the consent of the limited partners holding in the aggregate at least two-thirds of the outstanding limited partnership units, the Partnership may not amend the Incentive Compensation Agreement unless the amendment, in the good faith opinion of our general partner, does not adversely affect the limited partners in any material respect.

General Partner’s Right to Purchase Units

If our general partner and its affiliates own more than 90% of the outstanding limited partnership units, our general partner has the right to purchase all, but not less than all, of the limited partnership units that remain outstanding and are held by persons other than our general partner and its affiliates.

Transfer Agent and Registrar

The transfer agent and registrar for the limited partnership units is Computershare Trust Company N.A. You may contact them at the following address: 525 Washington Boulevard, Jersey City, New Jersey 07310.

HOW WE MAKE CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions. We summarize other material provisions of our partnership agreement in “The Partnership Agreement.”

General

Our partnership agreement does not require distributions to be made quarterly. Under our partnership agreement, our general partner, from time to time and not less than quarterly, is required to review our accounts to determine whether distributions are appropriate. Our general partner is permitted to make such distributions as it, in its sole discretion, may determine, without being limited to current or accumulated income or gains. Cash distributions may be made from any of our funds, including, without limitation, revenues, capital contributions or borrowed funds. Distributions are made concurrently to all record holders on the record date set for purposes of such distribution.

Units Eligible for Distributions

We have 48,372,346 limited partnership units outstanding. Each limited partnership unit will be allocated a portion of our income, gain, loss, deduction and credit on a pro rata basis, and each unit will be entitled to receive distributions (including upon liquidation) in the same manner as each other unit.

Distributions of Cash upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Incentive Distribution Rights

The Incentive Compensation Agreement between us and our general partner provides that if a quarterly cash distribution to our limited partnership units exceeds a target of $0.325 per limited partnership unit, we will pay our general partner for each outstanding limited partnership unit (other than the 2,573,146 limited partnership units initially issued to Buckeye Pipe Line Services Company), an incentive distribution equal to:

(1) 15% of the amount, if any, by which the quarterly distribution per eligible limited partnership unit exceeds $0.325 but is not more than $0.35, plus

(2) 25% of the amount, if any, by which the quarterly distribution per eligible limited partnership unit exceeds $0.35 but is not more than $0.375, plus

(3) 30% of the amount, if any, by which the quarterly distribution per eligible limited partnership unit exceeds $0.375 but is not more than $0.40, plus

(4) 35% of the amount, if any, by which the quarterly distribution per eligible limited partnership unit exceeds $0.40 but is not more than $0.425, plus

(5) 40% of the amount, if any, by which the quarterly distribution per eligible limited partnership unit exceeds $0.425 but is not more than $0.525, plus

(6) 45% of the amount, if any, by which the quarterly distribution per eligible limited partnership unit exceeds $0.525.

Our general partner is also entitled to incentive compensation for special cash distributions exceeding a target special distribution amount per limited partnership unit. The target special distribution amount generally means the amount which, together with all amounts distributed per limited partnership unit prior to the special distribution compounded quarterly at 13% per annum, would equal $10.00, the initial public offering price of the limited partnership units split two-for-one, compounded quarterly at 13% per annum from the date of the closing of the initial public offering in December 1986. We have never paid special cash distributions.

THE PARTNERSHIP AGREEMENT

The Partnership Agreement

The following is a summary of the material provisions of our partnership agreement. Our partnership agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of this agreement upon request at no charge.

We summarize provisions of our partnership agreement relating to allocations of taxable income and taxable loss in “Material Tax Consequences,” and cash distribution in “How We Make Cash Distributions.”

Organization and Duration

We were organized on July 11, 1986 and have a term extending until the close of business on December 31, 2086.

Purpose

Our purpose under our partnership agreement is to engage in any lawful activity for which limited partnerships may be organized under the Delaware Act.

Our general partner is authorized in general to perform all acts deemed necessary to carry out our purpose and to conduct our business.

Power of Attorney

Each limited partner and each person who acquires a unit from a unitholder and executes and delivers a transfer application grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partnership interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. Without the prior approval of the holders of two-thirds of the outstanding limited partnership units, our general partner is prohibited from causing us to issue any class or series of limited partnership units having preferences or other special or senior rights over the previously outstanding limited partnership units.

It is possible that we will fund acquisitions, and other capital requirements, through the issuance of additional limited partnership units or other equity securities. Holders of any additional limited partnership units issued by us will be entitled to share equally with the then-existing holders of limited partnership units, GP units and other securities in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of limited partnership units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, have special voting rights to which the limited partnership units are not entitled.

Upon issuance of additional partnership interests in us, our general partner is required to make additional capital contributions of property with a value equal to 1/99th of the aggregate value of all capital contributions being made in respect of the additional limited partnership interests. In our recent offerings, our general partner has consistently received such an opinion and not made additional contributions. If our general partner obtains an opinion of counsel that the failure to make such capital contribution would not result in us or one of our operating partnerships being treated as an association taxable as a corporation for federal income tax purposes then the general partner is not required to make such additional capital contributions. If our general partner does not make such additional capital contributions, its general partnership percentage interest will be reduced to reflect its percentage of the total capital contributed.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. To adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by the limited partners holding in the aggregate at least a majority of the outstanding limited partnership units, referred to as a “Majority Interest.”

Prohibited Amendments

Without the consent of the Majority Interest, our general partner may not amend our partnership agreement unless the amendment, in the good faith opinion of our general partner, does not adversely affect the limited partners in any material respect.

Without the consent of the limited partners holding in the aggregate at least two-thirds of the outstanding limited partnership units, we may not amend the Incentive Compensation Agreement unless the amendment, in the good faith opinion of our general partner, does not adversely affect the limited partners in any material respect.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or its registered office;

(2) the admission, substitution, withdrawal or removal of limited partners in accordance with our partnership agreement;

(3) a change that our general partner deems appropriate or necessary for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our operating partnerships will be treated as an association taxable as a corporation for federal income tax purposes;

(4) an amendment that is necessary, in the opinion of our counsel, to prevent us, any of our operating partnerships, or our general partner and their respective directors and officers from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed; or

(5) any other changes or events similar to any of the matters described in (1) through (4) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner, reflect:

(1) a change that in the good faith opinion of our general partner does not adversely affect the limited partners in any material respect;

(2) a change to divide our outstanding units into a greater number of units, to combine the outstanding units into a smaller number of units or to reclassify our units in a manner than in the good faith opinion of our general partner does not adversely affect any class of limited partners in any material respect;

(3) a change that our general partner in its sole discretion deems appropriate or necessary to satisfy any requirements, conditions or guidelines contained in any order, rule or regulation of any federal or state agency or contained in any federal or state statute; or

(4) a change that our general partner in its sole discretion deems appropriate or necessary to facilitate the trading of any of our units or comply with any rule, regulation, requirement, condition or guideline of any exchange on which any units are or will be listed or admitted to trading.

Opinion of Counsel and Unitholder Approval

No amendments to our partnership agreement will become effective without the approval of holders of at least 80% of the limited partnership units unless we obtain an opinion of counsel to the effect that the amendment will not result in the loss of limited liability of any of our limited partners or cause us or any operating partnership to be treated as an association taxable as a corporation for federal income tax purposes.

Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of our limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of the holders of at least two-thirds of the outstanding limited partnership units and Special Approval (as defined in our partnership agreement), from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Our partnership agreement generally prohibits our general partner from causing us to merge or consolidate with another entity without prior Special Approval.

Termination and Dissolution

We will continue as a limited partnership until the close of business on December 31, 2086 or until earlier terminated under our partnership agreement. We will dissolve upon:

(1) the expiration of our term;

(2) the withdrawal of our general partner unless a person becomes a successor general partner prior to or on the effective date of such withdrawal;

(3) the bankruptcy or dissolution of our general partner, or any other event that results in its ceasing to be our general partner other than by reason of a withdrawal or removal or transfer of general partner interests by our general partner in accordance with our partnership agreement; or

(4) the election of our general partner to dissolve us, if approved by the holders of two-thirds of the outstanding limited partnership units.

Upon a dissolution under clause (2) or (3), the holders of our limited partnership units representing a Majority Interest may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in our partnership agreement by forming a new partnership on terms identical to those in our partnership agreement and having as general partner a person approved by the holders of a majority of the outstanding limited partnership units, subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner; and

(2) neither we nor the reconstituted partnership would be treated as an association taxable as a corporation for federal income tax purposes.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems appropriate or necessary in its good faith judgment, liquidate our assets and apply and distribute the proceeds of the liquidation as described above in “How We Make Cash Distributions — Distributions of Cash Upon Liquidation.”

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as a general partner prior to the later of December 23, 2011 and the date the Employee Stock Ownership Plan loan is paid in full, which is expected to mature on March 28, 2011. On or after the later of such dates, our general partner may withdraw as general partner by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement.

Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding limited partnership units may select a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding limited partnership units agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution” above.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 80% of the outstanding limited partnership units and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding limited partnership units.

If our general partner withdraws or is removed and a successor general partner is approved, the successor general partner is required to buy the GP units for a cash price equal to fair market value.

The fair market value of the GP units includes the value of all the rights associated with being our general partner, including, without limitation, our general partner’s pro rata interest in us and the right to receive incentive distributions pursuant to the Incentive Compensation Agreement (which rights will terminate upon removal of our general partner). The fair market value of our general partner’s interest and the right to receive incentive distributions will be determined by agreement between our general partner and the successor general partner. If no agreement is reached, a firm of independent appraisers selected by our general partner and the successor general partner will determine the fair market value. Or, if our general partner and the successor general partner cannot agree upon a firm of independent appraisers, then a firm of independent appraisers chosen by agreement of the firms selected by each of them will determine the fair market value.

In addition, we are required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of Our General Partner Interests and Assignment of Incentive Compensation Agreement

Except for transfer by our general partner of all, but not less than all, of its general partner interests in us to another entity, or a transfer to an affiliate of our general partner, in each case where the transferee or transferees assume all of the rights and obligations of the general partner as general partner under our partnership agreement or as part of the merger or consolidation of the general partner with or into another person or the transfer by our general partner of all or substantially all of its assets to another person, our general partner may not transfer all or any part of its general partner interest in us without the approval of the holders of at least a majority of the outstanding limited partnership units. As a condition of this transfer, we must receive an opinion of counsel regarding limited liability and tax matters.

At any time, the member of our general partner may sell or transfer all or part of its member interests in our general partner without the approval of our unitholders.

Our general partner may assign the Incentive Compensation Agreement to an affiliate or a transferee of the general partner interest without the prior approval of our unitholders or the other parties to the Incentive Compensation Agreement, provided that the transferee is admitted as an additional or successor general partner. For so long as the Executive Employment Agreement between us and Buckeye Pipe Line Services Company is in effect, Buckeye GP LLC may not assign the Incentive Compensation Agreement without the prior written consent of the Trustee of the Employee Stock Ownership Plan.

Call Right

If our general partner and its affiliates own more than 90% of the outstanding limited partnership units, our general partner has the right to purchase all, but not less than all, of the limited partnership units that remain outstanding and are held by persons other than our general partner and its affiliates.

Indemnification

Our partnership agreement, the agreements of limited partnership of the operating partnerships (the “Operating Partnership Agreements,” and together with our partnership agreement, the “Partnership Agreements”) and the management agreements of the operating partnerships provide that we or the operating partnership, as the case may be, indemnify (to the extent permitted by applicable law) certain persons (each, an “Indemnitee”) against expenses (including legal fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnitee in connection with any threatened, pending or completed claim, demand, action, suit or proceeding to which the Indemnitee is or was an actual or threatened party and which relates to the partnership agreements or the property, business, affairs or management of us or any operating partnership. This indemnity is available only if the Indemnitee acted in good faith and the action or omission which is the basis of such claim, demand, action, suit or proceeding does not involve the gross negligence or willful misconduct of such Indemnitee. Indemnitees include the general partner of the relevant operating partnership, any affiliates of such general partner, any person who is or was a director, officer, employee or agent of such general partner or any affiliate, or any person who is or was serving at the request of such general partner or any such affiliate as a director, officer, partner, trustee, employee or agent of another person. Expenses subject to indemnity will be paid by the applicable partnership to the Indemnitee in advance, subject to receipt of an undertaking by or on behalf of the Indemnitee to repay such amount if it is ultimately determined by a court of competent jurisdiction that the Indemnitee is not entitled to indemnification. We maintain a liability insurance policy on behalf of certain of the Indemnitees.

Section 18-108 of the Delaware Limited Liability Company Act provides that a Delaware limited liability company may indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Article V of the limited liability company agreement of our general partner provides for the indemnification of members, managers, partners, officers, directors, employees, agents, trustees and affiliates of the general partner and such persons who serve at the request of the general partner as members, managers, partners, officers, directors, employees, agents, trustees and affiliates of any other enterprise against certain liabilities under certain circumstances.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be our direct unsecured general obligations and will be issued under an Indenture, dated July 10, 2003, between us and U.S. Bank National Association, as successor trustee, and a supplemental indenture thereto. This Indenture, as supplemented by any supplemental indentures relating to debt securities to be issued hereunder, is referred to herein as the Indenture, and U.S. Bank National Association, as successor trustee, is referred to herein as the Trustee.

The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. We and the Trustee have entered into supplements to the Indenture, and may enter into future supplements to the Indenture from time to time. We have summarized selected provisions of the Indenture below. The Indenture has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. You should read the Indenture for provisions that may be important to you, because the Indenture, and not this description, governs your rights as a holder of debt securities. In the summary below, we have included references to section numbers of the Indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indenture.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the form and title of the debt securities;

•	the total principal amount of the debt securities;

•	the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional Events of Default or covenants; and

•	any other terms of the debt securities.

No Limitation on Amount of Debt Securities

The Indenture does not limit the amount of debt securities that may be issued. The Indenture allows debt securities to be issued up to any principal amount that may be authorized by us and may be in any currency or currency unit designated by us. (Section 3.01)

Registration of Notes

Debt securities of a series may be issued in certificated or global form. (Sections 2.01 and 2.02)

Denominations

The prospectus supplement for each issuance of debt securities will state whether the securities will be issued in amounts other than $1,000 each or multiples thereof. (Section 3.02)

No Personal Liability of General Partner

Our general partner and its directors, officers, employees and sole member will not have any liability for our obligations under the Indenture or the debt securities. Each holder of debt securities by accepting a debt security waives and releases our general partner and its directors, officers, employees and sole member from all such liability. (Section 1.15) The waiver and release are part of the consideration for the issuance of the debt securities.

Consolidation, Merger or Sale

We will only consolidate or merge with or into any other partnership or corporation or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indenture, which includes the following requirements:

•	the remaining or acquiring partnership or corporation is organized under the laws of the United States, any state or the District of Columbia;

•	the remaining or acquiring partnership or corporation assumes our obligations under the Indenture; and

•	immediately after giving effect to the transaction no Event of Default exists.

The remaining or acquiring partnership or corporation will be substituted for us in the Indenture with the same effect as if it had been an original party to the Indenture. Thereafter, the successor may exercise our rights and powers under the Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our Board of Directors or any of our officers may be done by the board of directors or officers of the successor. If we sell or transfer all or substantially all of our assets, we will be released from all of our liabilities and obligations under the Indenture and under the debt securities. (Sections 8.01 and 8.02)

Modification of the Indenture

Under the Indenture, generally, our rights and obligations and the rights of the holders of debt securities may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. We and the Trustee may amend the Indenture without the consent of any holder of the debt securities to make technical changes, such as:

•	correcting errors;

•	providing for a successor trustee;

•	qualifying the Indenture under the Trust Indenture Act; or

•	adding provisions relating to a particular series of debt securities. (Sections 9.01 and 9.02)

Events of Default

“Event of Default,” when used in the Indenture, will mean any of the following:

•	failure to pay the principal of or any premium on any debt security when due;

•	failure to pay interest on any debt security for 30 days;

•	failure to perform any other covenant in the Indenture that continues for 90 days after being given written notice;

•	failure to pay when due principal of or interest on debt greater than $100 million of the Partnership or any Subsidiary (as defined below) or acceleration of such debt;

•	specific events in bankruptcy, insolvency or reorganization of the Partnership or our Subsidiaries; or

•	any other Event of Default included in the Indenture or a supplemental indenture. (Section 5.01)

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the interests of the holders. (Section 6.02)

If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of not less than 25% in aggregate principal amount of the debt securities outstanding of that series may declare the entire principal of and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately. If this happens, subject to specific conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 5.02)

Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee indemnity or security satisfactory to the Trustee. (Section 6.01) If they provide this satisfactory indemnification or security, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities unless contrary to law. (Section 5.12)

Limitations on Liens

The Indenture provides that the Partnership will not, nor will it permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any lien upon any Principal Property (as defined below) or upon any shares of capital stock of any Restricted Subsidiary (if such Restricted Subsidiary is a corporation) owning or leasing any Principal Property, whether owned or leased on the date of the Indenture or thereafter acquired, to secure any debt of the Partnership or any other person (other than the debt securities issued thereunder), without in any such case making effective provision whereby all of the debt securities outstanding thereunder shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured. The following are excluded from this restriction:

(1) Permitted Liens (as defined below);

(2) any lien upon any property or assets created at the time of acquisition of such property or assets by the Partnership or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

(3) any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

(4) any lien upon any property or assets existing thereon at the time of the acquisition thereof by the Partnership or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by the Partnership or any Restricted Subsidiary), provided, however, that such lien only encumbers the property or assets so acquired;

(5) any lien upon any property or assets of a person existing thereon at the time such person becomes a Restricted Subsidiary by acquisition, merger or otherwise, provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a Restricted Subsidiary;

(6) any lien upon any property or assets of the Partnership or any Restricted Subsidiary in existence on the Issue Date (as defined below) or provided for pursuant to agreements existing on the Issue Date;

(7) liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement in an aggregate amount not in excess of $1 million as to which the Partnership or the applicable Restricted Subsidiary has not exhausted its appellate rights;

(8) liens arising in connection with Sale-Leaseback Transactions (as defined below) permitted under the Indenture as described below;

(9) any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancings, refundings or replacements of liens, in whole or in part, referred to in clauses (1) through (7) above, provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of the Partnership and its Restricted Subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

(10) any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of the Partnership or any Restricted Subsidiary.

Notwithstanding the foregoing, under the Indenture, the Partnership may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property to secure debt of the Partnership or any person other than the debt securities, that is not excepted by clauses (1) through (10), inclusive, above without securing the debt securities issued under the Indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all net sale proceeds from Sale-Leaseback Transactions, excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below, does not exceed 10% of Consolidated Net Tangible Assets (as defined below). (Section 10.06)

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom:

(1) all current liabilities excluding:

•	any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and

•	current maturities of long-term debt;

and

(2) the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, on the consolidated balance sheet of the Partnership and its consolidated subsidiaries for the Partnership’s most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

“Issue Date” means with respect to any series of debt securities issued under either Indenture the date on which debt securities of that series are initially issued under that Indenture.

“Material Adverse Effect” means:

(1) an impairment of the operation by the Partnership and its Restricted Subsidiaries of the pipeline systems of the Partnership and its Restricted Subsidiaries which materially adversely affects the manner in which such pipeline systems, taken as a whole, have been operated by the Partnership and its Restricted Subsidiaries (whether due to damage to, or a defect in the right, title or interest of the Partnership or any of its Restricted Subsidiaries in and to, any of the assets constituting such pipeline system or for any other reason);

(2) a material decline in the financial condition or results of operations or business prospects of the Partnership and its Restricted Subsidiaries, taken as a whole; or

(3) an inability of the Partnership to make timely payments of principal and interest on the Securities, in each case as a result (whether or not simultaneous) of the occurrence of one or more events and/or the materialization or failure to materialize of one or more conditions and/or the taking of or failure to take one or more actions described in this Indenture by reference to a Material Adverse Effect.

“Permitted Liens” means:

(1) liens upon rights-of-way for pipeline purposes;

(2) any statutory or governmental lien or lien arising by operation of law, or any mechanics’, repairmen’s, materialmen’s, suppliers’, carriers’, landlords’, warehousemen’s or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

(3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

(4) liens of taxes and assessments which are:

•	for the then current year,

•	not at the time delinquent, or

•	delinquent but the validity of which is being contested at the time by the Partnership or any Restricted Subsidiary in good faith;

(5) liens of, or to secure performance of, leases, other than capital leases;

(6) any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

(7) any lien upon property or assets acquired or sold by the Partnership or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

(8) any lien incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

(9) any lien in favor of the Partnership or any Restricted Subsidiary;

(10) any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by the Partnership or any Restricted Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

(11) any lien securing industrial development, pollution control or similar revenue bonds;

(12) any lien securing debt of the Partnership or any Restricted Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such “substantial concurrence,” taking into consideration, among other things, required notices to be given to holders of outstanding securities under the Indenture (including the debt securities) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the Indenture (including the debt securities), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by the Partnership or any Restricted Subsidiary in connection therewith;

(13) liens in favor of any Person (as defined below) to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

(14) any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations;

(15) any lien or privilege vested in any grantor, lessor or licensor or permittor for rent or other charges due or for any other obligations or acts to be performed, the payment of which rent or other charges or performance of which other obligations or acts is required under leases, easements, rights-of-way, leases, licenses, franchises, privileges, grants or permits, so long as payment of such rent or the performance of such other obligations or acts is not delinquent or the requirement for such payment or performance is being contested in good faith by appropriate proceedings;

(16) defects and irregularities in the titles to any property which do not have a Material Adverse Effect (as defined above);

(17) easements, exceptions or reservations in any property of the Partnership or any of its Restricted Subsidiaries granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes for the joint or common use of real property, facilities and equipment, which do not have a Material Adverse Effect;

(18) rights reserved to or vested in any grantor, lessor, licensor, municipality or public authority to control or regulate any property of the Partnership or any of its Restricted Subsidiaries or to use any such property, provided that the Partnership or such Restricted Subsidiary shall not be in default in respect of any material obligation (except that the Partnership or such Restricted Subsidiary may be contesting any such obligation in good faith) to such grantor, lessor, licensor, municipality or public authority; and provided, further, that such control, regulation or use will not have a Material Adverse Effect;

(19) any obligations or duties to any municipality or public authority with respect to any lease, easement, right-of-way, license, franchise, privilege, permit or grant; or

(20) liens or burdens imposed by any law or governmental regulation, including, without limitation, those imposed by environmental and zoning laws, ordinances, and regulations; provided, in each case, the Partnership or any of its Restricted Subsidiaries is not in default in any material obligation (except that the Partnership or such Restricted Subsidiary may be contesting any such obligation in good faith) to such Person in respect of such property; provided, further, that the existence of such liens and burdens do not have a Material Adverse Effect.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means, whether owned or leased on the date of the Indenture or thereafter acquired:

(1) any pipeline assets of the Partnership or any Subsidiary (as defined below), including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, that are located in the United States of America or any territory or political subdivision thereof; and

(2) any processing or manufacturing plant or terminal owned or leased by the Partnership or any Subsidiary that is located in the United States or any territory or political subdivision thereof, except, in the case of either of the foregoing clauses (1) or (2):

•	any such assets consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and

•	any such assets, plant or terminal which, in the good faith opinion of the Board of Directors, is not material in relation to the activities of the Partnership or of the Partnership and our Subsidiaries (as defined below), taken as a whole.

“Restricted Subsidiary” shall mean the subsidiaries of the Partnership identified on Exhibit A of the Indenture as well as any Subsidiary of the Partnership formed after the date of the Indenture that has not been designated by the Board of Directors, at its creation or acquisition, as an Unrestricted Subsidiary (as defined below). The Partnership may thereafter redesignate an Unrestricted Subsidiary as a Restricted Subsidiary and it will thereafter be a Restricted Subsidiary, provided that such Restricted Subsidiary may not thereafter be redesignated as an Unrestricted Subsidiary, and provided, further, that no Subsidiary may be designated as an Unrestricted Subsidiary at any time other than at its creation or acquisition.

“Sale-Leaseback Transaction” means the sale or transfer by the Partnership or any Subsidiary of any Principal Property to a Person (other than the Partnership or a Subsidiary) and the taking back by the Partnership or any Subsidiary, as the case may be, of a lease of such Principal Property.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof; or

(2) in the case of a partnership, more than 50% of the partners’ equity interests, considering all partners’ equity interests as a single class is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof.

“Unrestricted Subsidiary” shall mean the subsidiaries of the Partnership identified on Exhibit A of the Indenture as well as any Subsidiary of the Partnership formed after the date of the Indenture that has been designated by the Board of Directors as an “Unrestricted Subsidiary” at the time of its creation or acquisition, provided that no Debt or other obligation of such Unrestricted Subsidiary may be assumed or guaranteed by the Partnership or any Restricted Subsidiary, nor may any asset of the Partnership or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, become encumbered or otherwise subject to the satisfaction thereof.

Limitations on Sale-Leasebacks

The Indenture provides that the Partnership will not, and will not permit any Subsidiary to, engage in a Sale-Leaseback Transaction, unless:

(1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations of such Principal Property, whichever is later;

(2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

(3) the Attributable Indebtedness (as defined below) from that Sale-Leaseback transaction is an amount equal to or less than the amount the Partnership or such Subsidiary would be allowed to incur as debt secured by a lien on the Principal Property subject thereto without equally and ratably securing the debt securities; or

(4) the Partnership or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any Pari Passu Debt (as defined below) of the Partnership or any Subsidiary, or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of the Partnership or our Subsidiaries.

Notwithstanding the foregoing, under the Indenture the Partnership may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding debt (other than the debt securities) secured by liens upon Principal Properties not excepted by clauses (1) through (10), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets. (Section 10.07)

“Attributable Indebtedness,” when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in such transaction, of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights during the remaining term of the lease included in such Sale-Leaseback Transaction including any period for which such lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no such termination.

“Funded Debt” means all debt maturing one year or more from the date of the creation thereof, all debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

“Pari Passu Debt” means any Funded Debt of the Partnership, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the debt securities.

Payment and Transfer

Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the Indenture or any prospectus supplement. Other forms of payment relating to the debt securities will be paid at a place designated by us and specified in a prospectus supplement. (Section 3.07)

Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 3.05)

Discharging Our Obligations

We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time after we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen, destroyed or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates. (Section 13.02)

We may discharge our obligations under the Indenture or release ourselves from covenant restrictions only if, in addition to making the deposit with the Trustee, we meet some specific requirements. Among other things:

•	we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize taxable income or loss or subject them to different tax treatment. In the case of legal defeasance, this opinion must be based on either an Internal Revenue Service, or IRS, letter ruling or change in federal tax law;

•	we may not have a default on the debt securities discharged on the date of deposit;

•	the discharge may not violate any of our agreements; and

•	the discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940. (Section 13.03)

Book Entry, Delivery and Form

The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York, or DTC, will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate note, a global note may not be transferred; except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant’s accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

We will wire principal and interest payments to DTC’s nominee. We and the Trustee will treat DTC’s nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

Notes represented by a global note will be exchangeable for certificate notes with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

The Trustee

Resignation or Removal of Trustee.  Under the Indenture and the Trust Indenture Act of 1939, as amended, governing Trustee conflicts of interest, any uncured conflict of interest with respect to any series of debt securities will force the Trustee to resign as trustee under the Indenture. Any resignation will require the appointment of a successor trustee under the Indenture in accordance with its terms and conditions.

The Trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the Trustee with respect to the debt securities of such series. (Section 6.10)

Limitations on Trustee if it is Our Creditor.  The Indenture contains limitations on the right of the Trustee thereunder, in the event that it becomes a creditor of the Partnership, to obtain payment of claims in some cases, or to realize on property received in respect of any such claim as security or otherwise. (Section 6.13)

Certificates to Be Furnished to Trustee.  The Indenture provides that, in addition to other certificates that may be specifically required by other provisions of the Indenture, every application by us for action by the Trustee shall be accompanied by an officers’ certificate stating that, in the opinion of the signers, all conditions precedent to such action have been complied with. (Section 1.02)

MATERIAL TAX CONSEQUENCES

This section is a summary of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of an investment in, or the disposition of, our securities.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of counsel, and are based on the accuracy of the representations we make.

No ruling has been or will be requested from the IRS regarding many of the matters affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the limited partnership units and the prices at which limited partnership units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne directly or indirectly by the unitholders and our general partner. Furthermore, the tax treatment of us or of an investment in us may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

(a) the treatment of a unitholder whose limited partnership units are loaned to a short seller to cover a short sale of limited partnership units (please read “— Tax Consequences of Limited Partnership Unit Ownership — Treatment of Short Sales”);

(b) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Limited Partnership Units — Allocations Between Transferors and Transferees”); and

(c) whether our method for depreciating Section 743 adjustments is sustainable (please read “— Tax Consequences of Limited Partnership Unit Ownership — Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions of cash by a partnership to a partner generally are not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to the status of Buckeye Partners, L.P. as a partnership for federal income tax purposes or other matters affecting our prospective unitholders.

Instead, we have relied on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we have been, are, and will continue to be, classified as a partnership for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which counsel has relied are:

(a) Except for Buckeye Gulf Coast Pipe Lines, L.P., neither we nor our operating entities have elected or will elect to be treated as a corporation;

(b) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income;

(c) Neither we nor our operating entities derive or have derived interest income in connection with a financial business such as the lending of money to unrelated parties nor do we consider ourselves or hold ourselves out as being in the business of lending money; and

(d) For each taxable year, more than 90% of our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our separate tax returns rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his limited partnership units, or taxable capital gain, after the unitholder’s tax basis in his limited partnership units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the limited partnership units.

The remainder of the discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Buckeye Partners, L.P. will be treated as partners of Buckeye Partners, L.P. for federal income tax purposes. Also:

(a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b) unitholders whose limited partnership units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their limited partnership units will be treated as partners of Buckeye Partners, L.P. for federal income tax purposes. As there is no direct or indirect controlling authority addressing assignees of limited partnership units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of limited partnership units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of limited partnership units unless the limited partnership units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those limited partnership units.

A beneficial owner of limited partnership units whose limited partnership units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Limited Partnership Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in Buckeye Partners, L.P. for federal income tax purposes.

Tax Consequences of Limited Partnership Unit Ownership

Flow-Through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him.

Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his limited partnership units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the limited partnership units, taxable in accordance with the rules described under “— Disposition of Limited Partnership Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years that are equal to the amount of that shortfall. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional limited partnership units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his limited partnership units, if that distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Limited Partnership Units.  A unitholder’s initial tax basis for his limited partnership units will be the amount he paid for the limited partnership units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Limited Partnership Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his limited partnership units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such limited partnership unitholders’ tax basis in his limited partnership units. Upon the taxable disposition of a limited partnership unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his limited partnership units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his limited partnership units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the limited partnership units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s limited partnership units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

(a) interest on indebtedness properly allocable to property held for investment;

(b) our interest expense attributed to portfolio income; and

(c) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a limited partnership unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of limited partnership units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to the general partner in connection with the incentive compensation plan, gross income will be allocated to the general partner to the extent of these distributions. If we have a net loss, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

For tax purposes, we are required to adjust the “book” basis of all our assets at the time of limited partnership unit offerings, and upon certain other transactions, referred to below as “Contributed Property,” to their fair market values at each such time. We are further required to adjust this book basis for each asset in proportion to tax depreciation or amortization we or our unitholders later claim with respect to the asset. Principles set forth in the Treasury Regulations under Section 704(c) of the Internal Revenue Code require that subsequent allocations of depreciation, gain, loss and similar items with respect to the Contributed Property take into account, among other things, the difference between the “book” basis and tax basis of the Contributed Property, referred to in this discussion as the “Book-Tax Disparity.” In this context, we use the term “book” as that term is used in Treasury Regulations (with reference to fair market values) relating to partnership allocations for tax purposes. The “book” value of our property for this purpose may not be the same as the book value of our property for financial reporting purposes.

As a result, specified items of our income, gain, loss and deduction will be allocated to account for any Book-Tax Disparities with respect to the Contributed Property. The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing limited partnership units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market value at the time of such offering. In the event we issue additional limited partnership units or engage in certain other transactions in the future “Reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and our other unitholders immediately prior to such issuance or other transactions to account for the Book-Tax Disparity of all property held by us at the time of such issuance or other transaction.

In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate Book-Tax Disparities will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Limited Partnership Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose limited partnership units are loaned to a “short seller” to cover a short sale of limited partnership units may be considered as having disposed of those limited partnership units. If so, he would no longer be treated for tax purposes as a partner with respect to those limited partnership units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

(a) any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

(b) any cash distributions received by the unitholder as to those units would be fully taxable; and

(c) all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose limited partnership units are loaned to a short seller to cover a short sale of limited partnership units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their limited partnership units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Limited Partnership Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in limited partnership units on their liability for the alternative minimum tax.

Tax Rates.  Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

Section 754 Election.  We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a limited partnership unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases limited partnership units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we will generally adopt as to our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property subject to depreciation under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of limited partnership units even if that position is not consistent with these and any other Treasury Regulations. Please read “— Uniformity of Limited Partnership Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring limited partnership units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Limited Partnership Units.” A unitholder’s tax basis for his limited partnership units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the limited partnership unitholder’s basis in his limited partnership units, which may cause the unitholder to understate gain or overstate loss on any sale of such limited partnership units. Please read “— Disposition of Limited Partnership Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the limited partnership units. If such a challenge were sustained, the gain from the sale of limited partnership units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his limited partnership units is higher than the limited partnership units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his limited partnership units is lower than those limited partnership units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the limited partnership units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built — in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built — in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of limited partnership units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his limited partnership units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “— Disposition of Limited Partnership Units — Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by the general partner, its affiliates and our other unitholders as of that time. Please read “— Tax Consequences of Limited Partnership Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Limited Partnership Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Limited Partnership Units — Recognition of Gain or Loss.”

The costs incurred by us in selling our limited partnership units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may amortize, and as syndication expenses, which we may not amortize. Any underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of limited partnership units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Limited Partnership Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of limited partnership units equal to the difference between the amount realized and the unitholder’s tax basis for the limited partnership units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of limited partnership units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a limited partnership unit that decreased a unitholder’s tax basis in that limited partnership unit will, in effect, become taxable income if the limited partnership unit is sold at a price greater than the unitholder’s tax basis in that limited partnership unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in limited partnership units, on the sale or exchange of a limited partnership unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of limited partnership units held more than 12 months will generally be taxed at the then applicable long term capital gains rates. For a discussion of the applicable rates, please read “— Tax Consequences of Limited Partnership Unit Ownership — Tax Rates.” A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a limited partnership unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of limited partnership units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify limited partnership units transferred with an ascertainable holding period to elect to use the actual holding period of the limited partnership units transferred. Thus, according to the ruling, a limited partnership unitholder will be unable to select high or low basis limited partnership units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific limited partnership units sold for purposes of determining the holding period of limited partnership units transferred. A unitholder electing to use the actual holding period of limited partnership units transferred must consistently use that identification method for all subsequent sales or exchanges of limited partnership units. A unitholder considering the purchase of additional limited partnership units or a sale of limited partnership units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

(a) a short sale;

(b) an offsetting notional principal contract; or

(c) a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of limited partnership units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring limited partnership units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests may vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns limited partnership units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his limited partnership units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of limited partnership units who purchases limited partnership units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all limited partnership unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Limited Partnership Units

Because we cannot match transferors and transferees of limited partnership units, we must maintain uniformity of the economic and tax characteristics of the limited partnership units to a purchaser of these limited partnership units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the limited partnership units. Please read “— Tax Consequences of Limited Partnership Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to that property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Limited Partnership Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring limited partnership units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any limited partnership units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of limited partnership units might be affected, and the gain from the sale of limited partnership units might be increased without the benefit of additional deductions. Please read “— Disposition of Limited Partnership Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of limited partnership units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our limited partnership units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own limited partnership units will be considered to be engaged in business in the United States because of the ownership of limited partnership units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. And, under rules applicable to publicly traded partnerships, we will withhold tax, at the highest applicable rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns limited partnership units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a limited partnership unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a limited partnership unit if: (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our limited partnership units at any time during the five-year period ending on the date of such disposition; and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the limited partnership units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their limited partnership units.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the limited partnership units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names the general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is

(i) a person that is not a United States person,

(ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(iii) a tax-exempt entity;

(c) the amount and description of limited partnership units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on limited partnership units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the limited partnership units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(a) for which there is, or was, “substantial authority;” or

(b) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business or own property in numerous states, most of which impose income taxes. We may also own property or do business in other states or foreign jurisdictions in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Limited Partnership Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder is urged to consult with, and depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of certain federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth on the prospectus supplement relating to the offering of debt securities.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon by Vinson & Elkins L.L.P., New York, New York, as our counsel, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements, incorporated in this Prospectus by reference from the Buckeye Partners, L.P. Annual Report on Form 10-K, and the effectiveness of Buckeye Partners, L.P. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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Buckeye Partners, L.P.

  % Notes due

Joint Book-Running Managers

Barclays Capital

SunTrust Robinson Humphrey

Co-Managers

BNP PARIBAS

Deutsche Bank Securities

RBS

Wells Fargo Securities